FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 26, 2021

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's immediate report filed with the Israeli Securities Authority, on November 25, 2021

CELLCOM ISRAEL ANNOUNCES ANNUAL GENERAL
MEETING OF SHAREHOLDERS

Netanya, Israel – November 25, 2021 – Cellcom Israel Ltd. (TASE: CEL) (hereinafter: the "Company") announced today an Annual General Meeting of the Company’s Shareholders (the “Report”), pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), the Israeli Companies (Notice and Announcement on a General Meeting and Class Meeting in a Public Company and Adding Agenda Items) Regulations, 5760-2000 (the “Notice and Announcement Regulations”) and the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 (the “Reports Regulations”), to be held on December 30, 2021, 17:00p.m. (Israel time) at the Company’s offices, 10 Hagavish St., Netanya (the “Meeting” or “General Meeting”), for purpose of discussing and adopting the resolutions on the agenda, as set forth below.

1.	Agenda items and form of proposed resolutions

1.1	Item No. 1 - Discussion of the annual financial statements

Presenting and discussing the Company’s audited annual financial statements as of 31 December 2020, and of the Board of Directors’ reports on the state of the Company’s affairs as of such date.

This item is not up for vote, only discussion.

The Company’s 2020 Periodic Report (including the financial statements and Board of Directors’ report may be reviewed on the Company's current report on Form 6-K, dated March 17, 2021 (the “Company’s 2020 Periodic Report”).

1.2	Item No. 2 - Appointment of the Company’s auditors

Approving reappointment of accounting firm Kesselman & Kesselman (PwC) as the Company’s auditors, until the end of the Company’s next annual general meeting, and a report on their salary for 2020.

Form of the proposed resolution: “To approve the appointment of Kesselman & Kesselman (PwC) as the Company’s auditors, in effect until the end of the Company’s next annual general meeting.”

1.3	Item No. 3 - Reappointment of Company directors

As of the Report date, Messrs. Doron Cohen (Chairman), Gustavo Traiber (independent director), Eran Shenar,1 Itamar Yehuda Regev, Michael Joseph Salkind and Baruch Itzhak, are serving as directors of the Company who are not external directors.

[1]
Mr. Eran Shenar is a director recommended by the Company's employee's representative, pursuant to the provisions of the Company’s collective employment agreement that grants the Company's employee's representative the right to recommend one director for the board of directors.

The Company’s license and articles of association2 require at least 10% of the Company’s board members to be appointed by Israeli shareholders, who are Israeli citizens and residents from among the Company’s founding shareholders. Should the Company’s board of directors is comprised of 14 directors or less, the Israeli shareholders shall appoint one director, and should the Company’s board of directors is comprised of 15 to 24 directors, the Israeli shareholders shall appoint two directors. Accordingly, in May 2021, Mr. Itamar Yehuda Regev was appointed as a director of the Company by Mega Or Holdings Ltd., in its capacity as the Company’s “Israeli shareholder”, for an unlimited term, and his appointment as foregoing does not require the approval of the Meeting.

It is proposed to renew the appointments of Messrs. Doron Cohen, Gustavo Traiber, Eran Shenar, Michael Joseph Salkind and Baruch Itzhak, for an additional term in office ending upon the conclusion of the Company’s next annual meeting.3

Each of the foregoing directors whose appointment is presented for approval of the General Meeting has signed a declaration pursuant to the requirements of section 224B of the Companies Law (including the special declarations with respect to the independent director). Any shareholder may review the directors’ declarations at the Company’s registered offices and on the Distribution Website as set forth in section 2.8.

For details about the directors Doron Cohen, Gustavo Traiber and Eran Shenar, pursuant to regulation 36B(a)(10) of the Reports Regulations, see regulation 26 in Chapter 4 of the Company's 2020 periodic report (additional information on the corporation). As of the date of this Report, there have been no changes to the details presented in such Periodic Report, except in relation to Mr. Doron Cohen - Mr. Doron Cohen has been appointed as CEO of the Property and Building Corp. Ltd., as Chairman of the Board of Directors of Mehadrin Ltd. and Epsilon Underwriting and & Issuing Ltd. in which he previously served as a director, a director of RDC Rafael Development Corp Ltd., investee companies of Property and Building Corp. Ltd., and IBC Holdings GP Ltd. as well as in private companies from the Company group.

[2]	Article 38(a) of the Company’s articles of association.

[3]
For their service, the directors shall be entitled to payment of an annual remuneration and participation remuneration at the maximum amounts, pursuant to the Company’s ranking, which are set forth in the Companies (Rules Regarding Remuneration and Costs to External Directors) Regulations, 5760-2000, as they shall be from time to time, and depending on whether the director is an expert or a non-expert. In addition, the directors are entitled to officers’ insurance, indemnity, and exculpation. For details about the terms of the insurance, exculpation and indemnity as foregoing, see regulation 29A in Chapter 4 of the Company’s 2020 Periodic Report. It is clarified that such terms of office have already been approved by the competent bodies and are not subject to the approval of the Meeting.

Presented below are details on Mr. Michael Joseph Salkind, pursuant to regulation 36B(a)(10) of the Reports Regulations:

Name	Michael Joseph Salkind
Identification number	022972020
Date of birth	18 April 1967
Address for service of judicial documents	53 Hagderot St., Savyon
Citizenship	Israel
Membership in a board committee or committees	-
Independent director or external director or external expert director	No
Expertise in accounting and finances or professional qualifications	-
Employee of the corporation, subsidiary, affiliated company or of an interested party	No
Date on which he began serving as director of the Company	24 June 2021
Education	BA in Economics and Statistics, Tel Aviv University MBA, INSEAD
Employment in the last five years
Director and Partner-CEO of Elco Ltd. (Partner-CEO - from December 1999; director from October 2011 until today); Chairman of the Board of Directors of Electra Ltd. (from May 2010 until today); Director of companies in the Elco Ltd. Group

Corporations where he serves as director
Discount Investment Corporation Ltd., Electra Real Estate Ltd., Electra Consumer Products (1970) Ltd. (and private companies from such group), Supergas Energy Ltd. (and private companies from such group), G. Salkind Ltd., Michael and Marcy Salkind Holdings (1997) Ltd., Theater of Dreams Ltd., Meet in Place Ltd., Elco Hospitality Ltd. and private companies from the Elco Ltd. group.

Family member of an interested party	No
A director that the Company considers an expert in accounting and finance for purpose of meeting the minimum number determined by the board of directors under section 92(a)(1) of the Companies Law	No

Presented below are details on Mr. Baruch Itzhak, pursuant to regulation 36B(a)(10) of the Reports Regulations:

Name	Baruch Itzhak
Identification number	029274693
Date of birth	19 July 1972
Address for service of judicial documents	114 Yigal Alon, Tel Aviv
Citizenship	Israel
Membership in a board committee or committees	Security Committee
Independent director or external director or external expert director	No
Expertise in accounting and finances or professional qualifications	Accounting and financial expertise
Employee of the corporation, subsidiary, affiliated company or of an interested party	Yes
Date on which he began serving as director of the Company	2 August 2021
Education	BA in Business Administration, CPA
Employment in the last five years
Chairman and acting CEO of Elad National 2017 LLC (2016-2018), vice president of Elad US Holdings INC (2016-2018), CEO of Sapir Corp Ltd. (2018-2020), CFO of Property and Building Corporation Ltd. (from May 2020 until today), CFO of Discount Investment Corporation Ltd. (from July 2021 until today).

Corporations where he serves as director	Director of Mehadrin Ltd, Epsilon Investment House, IDB Group Investments Inc., investee companies of Discount Investment Corporation Ltd., and of Property & Building Corporation Ltd.
Family member of an interested party	No
A director that the Company considers an expert in accounting and finance for purpose of meeting the minimum number determined by the board of directors under section 92(a)(1) of the Companies Law	Yes

Proposed form of resolutions:

1.3.1	“To approve the reappointment of Mr. Doron Cohen as director of the Company for a term ending upon the conclusion of the following Annual General Meeting.”

1.3.2	“To approve the reappointment of Mr. Gustavo Traiber as independent director of the Company for a term ending upon the conclusion of the following Annual General Meeting.”

1.3.3	“To approve the reappointment of Mr. Eran Shenar as director of the Company for a term ending upon the conclusion of the following Annual General Meeting.”

1.3.4	“To approve the reappointment of Mr. Michael Joseph Salkind as director of the Company for a term ending upon the conclusion of the following Annual General Meeting.”

1.3.5	“To approve the reappointment of Mr. Baruch Itzhak as director of the Company for a term ending upon the conclusion of the following Annual General Meeting.”

Voting for each nominee for office of director shall be held separately.

1.4	Item No. 4 - Reappointment of the Company’s external directors

As of the Report date, Messrs. Shmuel Hauser and Varda Liberman4 are serving as external directors of the Company, and their term in office shall end on 28 March 2022 (inclusive). It is proposed to appoint Messrs. Shmuel Hauser and Varda Liberman as external directors of the Company for a second term of three years, starting at March 29, 2022.

Mr. Shmuel Hauser has accounting and financial expertise, and Ms. Varda Liberman is professionally qualified, pursuant to the provisions of the Israeli Companies (Conditions and Tests for a Director Possessing Accounting and Financial Expertise and for a Director Possessing Professional Qualifications) Regulations, 5766 – 2005.

The nomination of Messrs. Hauser and Liberman is proposed by the Company’s board of directors pursuant to the provisions of section 245(A1)(2) of the Companies Law. Messrs. Hauser and Liberman signed declarations pursuant to the requirements of sections 224B and 241 of the Companies Law. Any shareholder may review said declarations at the Company’s registered offices and on the Distribution Website.

For details about Messrs. Hauser and Liberman as required pursuant to regulation 26 of the Reports Regulations, see regulation 26 of Chapter 4 in the Company’s 2020 Periodic Report (additional information on the corporation). As of the date of this Report, there have been no changes to the details presented in such Periodic Report, except in relation to Mr. Hauser - Mr. Hauser has been appointed as a director of RainbowTech Merger Corp and ended his term as a director of Quantex Expected Returns. In relation to Ms. Lieberman - Ms. Lieberman has ceased to engage in counseling, lectures and workshops on decision-making and the educational institution in which she is employed has changed its name from the Interdisciplinary Center Herzliya to Reichman University.

[4]	See footnote 3.

Proposed form of the resolutions:

1.4.1	“To approve the reappointment of Mr. Shmuel Hauser as an external director of the Company for a second term of three years, starting at March 29, 2022.”

1.4.2	“To approve the reappointment of Ms. Varda Liberman as an external director of the Company for a second term of three years, starting at March 29, 2022.”

1.5	Item No. 5 – Approval of changes to the Company’s Articles of Association

It is proposed to approve changes in the provisions of the Company’s Articles pursuant to the form attached as Schedule "A" to this Report (with tracked changes compared to the Company’s current articles).

Proposed form of the resolution:

1.5.1	“To approve changes to the Company’s Articles of Association as set forth in Schedule "A" of this Report.”

1.6	Item No. 6 - Approval of changes to the Company’s Compensation Policy

On 12 August 2021, the Company’s General Meeting approved the Company’s updated Compensation Policy.

In its meeting of November 25, 2021, the Company’s Board of Directors approved, after considering the recommendations of the compensation committee, in its meeting of November 23, 2021, which were submitted to it pursuant to section 118(b)(2) of the Companies Law, local changes to be made to the Compensation Policy, subject to their approval by the Company’s General Meeting.

The recommended changes are only local and arise, inter alia, from adjustments following the delisting of Company's shares from the New York Stock Exchange, and from the position of the Israeli Securities Authority with respect to details that must appear in compensation policies regarding officers’ insurance. The recommended amendments to the Compensation Policy are “marked” in the Company’s current form of compensation that was approved at the general meeting, and are attached as Schedule "B" to this Report (the “Amended Policy”).

The proposed form of the resolutions:

1.6.1
“To approve the changes to the Company’s Compensation Policy, which shall remain in effect until the lapse of three years from the approval of the General Meeting, as set forth in Schedule "B" to this Report.”

1.7	Item No. 7 – Appointing the Company’s Chairman as Acting CEO of the Company

On November 21, 2021 the Company’s former CEO, Mr. Avi Gabay informed the Company of his resignation, and on November 22, 2021 his term ended de facto (for further information, see the Company’s current Reports on form 6-K dated November 21 and November 23, 2021).

The Company has initiated the process of identifying a new CEO and hopes to complete this process as soon as possible.

Until a new CEO shall enter into office, it is proposed to appoint the Chairman of the Company’s Board of Directors, Mr. Doron Cohen, as an Acting CEO. Mr. Cohen shall not be entitled to an additional compensation for assuming this role other than the Directors Compensation to which he is entitled. Pursuant to sections 95 and 121(c) of the Companies Law, such appointment is subject to the approval of the General Meeting by a special majority.

The proposed form of the resolution:

1.7.1	“To authorize the Chairman of the Company’s Board of Directors, Mr. Doron Cohen, to act, temporarily, as the Company’s Acting CEO until a new CEO shall enter into office”.

2.	Order of the Meeting and voting

2.1	Manner of voting

A shareholder is entitled to vote in the Meeting by itself or by proxy. In addition, a shareholder under section 177(1) of the Companies Law (meaning - a person to whose credit a share is registered with a TASE member, and such share is included among the shares registered in the shareholders registry under the name of a nominee company) (“Unregistered Shareholder”) is also entitled to vote through an electronic voting card to be transferred to the Company in the electronic voting system that operates pursuant to Article B to Chapter 7(B) of the Israeli Securities Law, 5728-1968 (“Electronic Voting”, the “Electronic Voting System” and “Electronic Voting Card”, respectively).

With respect to the resolutions on the agenda, a shareholder who is entitled to participate and vote in the Meeting may also vote at the Meeting by way of the voting card attached to this Report, while the voting shall be made with the second part of the voting card. In this respect, a shareholder that voted by voting card shall be deemed to have been present and participated in the Meeting.

2.2	Time of the General Meeting

The Annual General Meeting of the Company’s shareholders shall convene on Thursday, December 30, 2021, at 17:00p.m., Israeli time, at the Company’s offices, 10 Hagavish St., Netanya.

2.3	Legal quorum and date of the adjourned meeting

The legal quorum for holding the General Meeting is the presence of at least two (2) shareholders, in person or by proxy, who hold at least a third of the voting rights (“Legal Quorum”). If an hour after the time set for the Meeting to begin the General Meeting had no legal quorum, the Meeting shall be adjourned to Thursday, January 6,_2022, at the same place and time (the “Adjourned Meeting”). Should the Adjourned Meeting have no Legal Quorum within half an hour from the time the Adjourned Meeting was set to begin, then any two (2) shareholders who are present, in person or by proxy, shall constitute a Legal Quorum.

2.4	The required majority for adopting the resolutions at the General Meeting

The required majority for approving the resolutions set forth in sections 1.2, 1.3.1-1.3.5 and 1.5.1 on the agenda is a simple majority (meaning a majority of more than 50%) of all votes of the shareholders present at the General Meeting who are allowed to vote and who voted in it, not taking into account abstaining votes.

The required majority for approving the resolutions set forth in sections 1.4.1 and 1.4.2 above is a simple majority of all votes of the shareholders present at the General Meeting who are allowed to vote and who voted in it, provided one of the following is fulfilled: [a] included in the majority votes of the General Meeting are a majority of all votes of shareholders who are not controlling shareholders of the Company or interested parties in approving the appointment, except for a personal interest that is not a result of its relationship with the controlling shareholder, who participate in the vote (abstaining votes are not taken into account); or - [b] the total number of opposing votes from among the shareholders set forth in paragraph [a] does not exceed two percent (2%) of all the Company’s voting rights.

The required majority for approving the resolution set forth in section 1.6.1 and 1.7.1 above is a simple majority of all votes of the shareholders present at the General Meeting who are allowed to vote and who voted in it, provided one of the following is fulfilled: [a] included in the majority votes of the General Meeting are a majority of all votes of shareholders who are not controlling shareholders of the Company or interested parties in approving the Compensation Policy or in appointing the Company’s Chairman as Acting CEO, who participate in the vote (abstaining votes are not taken into account); or - [b] the total number of opposing votes from among the shareholders set forth in paragraph [a] does not exceed two percent (2%) of all the Company’s voting rights.

2.5	Record date

The record date for determining the entitlement of the shareholders to vote at the General Meeting under section 182 of the Companies Law is Thursday, December 2, 2021 (the “Record Date”).

2.6	Proxy for voting

A shareholder is entitled to appoint a proxy to vote in its place, who is not required to be a shareholder of the Company. The document authorizing a proxy to vote shall be drawn up in writing (the “Letter of Appointment”) and shall be signed by the appointing party, and if the appointing party is a corporation, the Letter of Appointment shall be signed in a manner that binds the corporation. The Company’s secretariat may require that the Company be provided with written confirmation, to its satisfaction, prior to convening the General Meeting, with respect to the identity of the signing party, and if the appointing party is a corporation, also with respect to the authority of the signing parties to bind the corporation. The Letter of Appointment or a suitable copy thereof, to the satisfaction of the Board of Directors, shall be deposited at the registered office of the Company at least seventy two (72) hours prior to the commencement of the General Meeting or Adjourned Meeting, as applicable, in which the proxy intends to vote on the basis of such Letter of Appointment. Notwithstanding the foregoing, the Chairman of the Meeting may, at its discretion, accept said Letter of Appointment, even after such time, if it finds it correct to do so, at its discretion. If the Letter of Appointment, as set forth in this regulation above, has not been received, it shall have no effect at such Meeting. The Letter of Appointment shall note the number of shares for which it was granted. The Letter of Appointment shall also be effective with respect to any adjourned meeting of a meeting that the Letter of Appointment refers to, provided the Letter of Appointment did not state otherwise.

2.7	Electronic voting card

As foregoing, an Unregistered Shareholder is also entitled to vote through the Electronic Voting System. Voting through an Electronic voting card shall be possible until six (6) hours before the assembly time of the General Meeting.

2.8	Voting in writing by voting card and position statements

A shareholder is also entitled to vote at the General Meeting for approving the resolution on the agenda of the General Meeting through a voting card. Voting in writing shall be made by way of the second part of the voting card, which is attached to this Report.

The voting card and position statements under their meaning in section 88 of the Companies Law, if any, can be reviewed on the distribution website of the Israeli Securities Authority, at: http://www.magna.isa.gov.il (the “Distribution Website”) and on the website of the Tel Aviv Stock Exchange Ltd., at: http://maya.tase.co.il (the “TASE Website”). Any shareholder is entitled to directly contact the Company and obtain the form of the voting card and position statements (if any).

A member of the Tel Aviv Stock Exchange Ltd. (“TASE Member”) shall send, for no consideration, by email, a link to the form of the voting card and position statements (if any), on the Distribution Website, to any shareholder of the Company who is not registered in the Company’s shareholder registry, whose shares are registered with such TASE Member, unless the shareholder announces that it is not interested in such or that it desires to receive voting cards by mail in consideration for payment of delivery fees, provided the notice was given with respect to a certain securities account and on a date preceding the Record Date.

The voting card and documents that must be attached thereto as set forth in the voting card, must be delivered to the Company’s offices (including by registered mail) including the certificate of ownership (and with respect to a registered shareholder - including a photocopy of an identity card, passport, or certificate of incorporation, as applicable) until four (4) hours before the assembly time of the General Meeting. For this purpose, “time of delivery” is the time on which the voting card and the documents attached thereto arrived at the Company’s offices.

In addition, an Unregistered Shareholder shall be entitled to deliver the certificate of ownership through the Electronic Voting System as set forth in section 2.1 above.

Deadline for delivery of position statements to the Company by the shareholders of the Company is up to ten (10) days before the date of the Meeting.

A voting card to which no certificate of ownership was attached (or alternatively the certificate of ownership was not delivered through the Electronic Voting System) or with respect to a registered shareholder to whom no photocopy of an identity card, passport, or certificate of incorporation, as applicable, was attached, shall have no effect.

It is noted that pursuant to section 83(d) of the Companies Law, if a shareholder voted in more than one way, its last vote shall be counted, while in this regard, a vote of a shareholder in person or by proxy shall be deemed later that the vote through a voting card.

One or more shareholders holding shares at a rate constituting five percent or more of the total voting rights in the Company (meaning - 8,159,557 shares) and also anyone holding such rate out of all voting rights not held by the Company’s controlling shareholder (meaning - 4,235,676 shares) is entitled, after assembly of the General Meeting, to review the voting cards and the voting records through the Electronic Voting System that the Company received as set forth in regulation 10 of the Israeli Companies (Voting in Writing and Position Statements) Regulations, 5766-2005.

2.9	Certificate of ownership

An Unregistered Shareholder shall only be entitled to participate at the General Meeting if it provides the Company, prior to the General Meeting, with a confirmation of a TASE Member with whom its right to the share is registered, regarding its ownership over the Company’s shares on the Record Date, according to the form in the schedule to the Israeli Companies (Proving Ownership Over Shares for Purpose of Voting in a General Meeting) Regulations, 5760-2000 (the “Certificate of Ownership”), or alternatively if the Company receives a Certificate of Ownership through the Electronic Voting System.

An Unregistered Shareholder is entitled to receive the Certificate of Ownership from the TASE Member through whom is holds its shares, at the branch of the TASE Member or by mail to its address in exchange for delivery fees only, if so requested, and provided that an application in this respect is issued in advance to a certain securities account.

An Unregistered Shareholder is also entitled to order its Certificate of Ownership to be transferred to the Company through the Electronic Voting System.

2.10	US shareholders

Shareholders whose shares are not held via a member of the TASE Clearinghouse but instead via a member of the Depositary Trust Company (“DTC”) in the United States, could deliver a signed form of proxy from the DTC member that holds its shares, authorizing the shareholder to vote in regard of a specified number of shares at the meeting. Such form of proxy should include the Record Date and the meeting date of the meeting. Then, such a shareholder will be entitled to vote by participating in person or by sending the Company a signed voting card together with the proxy. Alternatively, such as shareholder could instruct its DTC member to vote the shares beneficially owned by such shareholder.

Shareholders who are registered directly with the Company’s U.S. transfer agent, American Stock Transfer & Trust Company, will be entitled to vote by participating in person or by sending the Company a signed voting card.

The voting card to be considered in the Meeting must be in the form attached in Part Two to the voting card below which is an integral part of this Report.

In each case, the voter must deliver the proxy and the voting card, as applicable, to the Company no later than the due time pursuant to sections 2.6 and 2.8, as applicable.

2.11	Restrictions applicable to voting by virtue of the Company’s communications licenses

Pursuant to the communications licenses granted to the Company by the Israeli Ministry of Communications, investors are prohibited from acquiring or transferring (alone or together with family members or with other entities that cooperate on a regular basis) the Company’s shares, directly or indirectly (including by way of creating a pledge that if realized, would lead to a transfer of shares), in one transaction or in a series of transactions, if such acquisition or transfer would cause the holding or transfer of 10% or more of the means of control in the Company, or the transfer of any means of control in the Company if as a result thereof control of the Company would be transferred from one party to another, without the prior consent of the Ministry of Communications. In addition, pursuant to the licenses, whoever holds over 5% of the means of control in the Company, is not entitled to (a) hold, directly or indirectly, more than 5% of the means of control in Bezeq The Israel Telecommunication Corporation Ltd. (“Bezeq”), which is a landline operator in Israel, or a different cellular operator in Israel (subject to certain exceptions), (b) serve as an officer of competitors of the Company, other than in specific circumstances and subject to the approval of the Ministry of Communications, or (c) be party to any arrangement with Bezeq or with a different cellular operator that is designed or that may reduce competition or harm it with respect to the cellular services, cellular end equipment or other services that are granted by way of the cellular network. For more details referring to these restrictions, please see section 21.3(1) in Chapter A of the Company’s 2020 Periodic Report.

In accordance with the requirements of the license, the Company’s Articles of Association set forth that holdings of Company shares that are in violation of the holding or transfer restrictions that are included in the licenses shall not grant their holders any voting rights. In addition, the licenses and Articles of Association require that as a condition for any shareholder to vote, in person or on a voting card, in any meeting of the shareholders, such shareholder must confirm whether its holdings of Company shares are in violation of any of the restrictions included in the Company’s licenses.

Prior to the vote on the proposed resolutions that are on the agenda, every shareholder who desires to participate in the vote, is required to confirm in the voting card that is attached to this Report or in the Electronic Voting Card, as applicable, that its holdings of Company shares are not in violation of the holding or transfer restrictions set forth in the Company’s licenses. Should this box not be checked, the vote shall not be counted. If only part of the shareholdings is in violation as foregoing, a right to vote in the part that is not in violation may be granted. In this case, please contact VP Legal and corporate secretary by telephone +972-52-998-9595 for receiving instructions on how to vote for shares that are not in violation, or if the shares are held through a broker, the broker can be asked to contact the Company on behalf of the shareholder.

2.12	Interest or other characteristic of the shareholder

Prior to voting on the proposed resolutions on items 1.4.1, 1.4.2, 1.6.1 and 1.7.1 on the agenda, every shareholder who desires to participate in the vote is required to inform the Company of the existence or absence of any interest with respect to such resolution or any other characteristic of the shareholder, all as set forth in the second part of the voting card attached to this Report or in the Electronic Voting Card, as applicable. In case a shareholder fails to inform as foregoing with respect to such resolution, it shall not be entitled to vote with respect to such resolution and its vote shall not be counted. If a shareholder voted on such resolution by Letter of Appointment, it shall inform the Company prior to the vote of the existence or absence of any interest with respect to such resolution or any other characteristic of the shareholder, all as set forth in the second part of the voting card that is attached to this Report.

In addition, any shareholder is required to inform the Company, including by way of checking the designated space in the voting card, in the Electronic Voting Card, and/or in the power of attorney, whether or not it is an interest party in the Company, senior officer or institutional investor.

2.13	Changes to the agenda; the deadline for a shareholder to issue a request to include an item on the agenda

Following the publication of this report on convening the Meeting, there may be changes to the agenda, including the addition of items to the agenda, position statements may be published, and the updated agenda and position statements may be reviewed in the Company’s reports to be published on the websites listed in section 13 of the voting card attached to this Report.

A request of a shareholder under section 66(b) of the Companies Law to include an item on the agenda of the General Meeting shall be delivered to the Company until seven (7) days after assembly of the Meeting. If such a request was submitted, it is possible for the item to be added to the agenda, and its details shall appear on the websites listed in section 13 of the voting card attached to this Report. In this case the Company shall publish an amended voting card together with an amended report on convening the Meeting, no later than seven (7) days after the deadline for delivery of a shareholder request to include an item on the agenda, as set forth above.

3.	Details on the Company’s representative with respect to dealing with this report

The Company’s representative with respect to dealing with this Report is Adv. Liat Menahemi, VP Legal and Corporate Secretary, 10 Hagavish Street, Netanya, Telephone: 052-9989595; Fax: 09-8607986.

4.	Document review

This Report and the documents mentioned therein may be reviewed, as well as the complete form of the proposed resolutions that are on the agenda, in the Company’s offices at 10 Hagavish Street, Netanya, following advance coordination with the Company’s secretary at phone number 052-9989595, Sundays-Thursdays (except on Holiday Eves and Holidays), during common work hours, until the conclusion of the General Meeting.

Cellcom Israel Ltd.

Voting card under the Israeli Companies (Voting in Writing and Position Statements)
Regulations, 5765-2005 (the “Voting in Writing Regulations”)

Part One

1.	Company name: Cellcom Israel Ltd. (the “Company”).

2.	Type of general meeting, the time and place it is convened - Annual General Meeting.

The General Meeting shall take place on Thursday, December 30, 2021, at 17:00, Israeli time, at the Company’s offices, 10 Hagavish, Netanya, Israel. Should the General Meeting be postponed due to a lack of a legal quorum, the adjourned meeting shall take place on Thursday, 6 January 2022, at the same time and place (the “Meeting” or “General Meeting”).

3.	Description of the items on the agenda and form of their resolutions:

3.1.	Item number 2: appointment of the Company’s auditors

Approval of the reappointment of accounting firm Kesselman & Kesselman (PwC) as the Company’s auditors, until the conclusion of the Company’s next annual general meeting, and a report on their salary for 2020.

Form of the proposed resolution: “To approve the appointment of Kesselman & Kesselman (PwC) as the Company’s auditors, in effect until the conclusion of the Company’s next annual general meeting.”

3.2.	Item number 3: reappointment of Company directors

It is proposed to appoint Messrs. Doron Cohen (Chairman), Gustavo Traiber (independent director), Eran Shenar, Michael Joseph Salkind and Baruch Itzhak, for an additional term ending upon the conclusion of the Company’s next annual general meeting.

The vote with respect to each nominee for office of director shall be held separately.

The form of the proposed resolution (it is clarified that for each person set forth in this section there shall be a vote in a separate resolution): “To approve the reappointment of Messrs. Doron Cohen / Gustavo Traiber / Eran Shenar / Michael Joseph Salkind / Baruch Itzhak (as applicable) as directors of the Company for a term ending upon the conclusion of the Company’s next annual general meeting.”

3.3.	Item number 4: reappointment of the Company’s external directors

It is proposed to appoint Messrs. Shmuel Hauser and Varda Liberman as external directors of the Company for a second term of three years, starting at March 29, 2022.

The vote with respect to each nominee for office as an external director shall be held separately.

The form of the proposed resolution (it is clarified that for each person set forth in this section there shall be a vote in a separate resolution): “To approve the reappointment of Messrs. Shmuel Hauser / Varda Liberman (as applicable) as external directors of the Company for a second term of three years, starting at March 29, 2022.”

3.4.	Item number 5: changes to the Company’s Articles of Association

It is proposed to approve changes in the provisions of the Company’s articles pursuant to the form attached as Schedule "A" to the report on convening the General Meeting (the “Report”) (with tracked changes compared to the Company’s current articles).

Form of the proposed resolution: “To approve the changes to the Company’s Articles of Association as set forth in Schedule "A" to the Report.”

3.5.	Item number 6: changes to the Company’s Compensation Policy

It is proposed to approve changes to the Company’s Compensation Policy pursuant to the form attached as Schedule "B" to the Report (with tracked changes compared to the current Compensation Policy).

Form of the proposed resolution: “To approve the changes to the Company’s Compensation Policy, which shall remain in effect until the lapse of three years from the approval of the general meeting, as set forth in Schedule "B" to the Report.”

3.6.	Item No. 7 – Appointing the Company’s Chairman as Acting CEO

It is proposed to appoint the Chairman of the Company’s Board of Directors, Mr. Doron Cohen, as the Company’s Acting CEO.

Form of the proposed resolution: “To authorize the Chairman of the Company’s Board of Directors, Mr. Doron Cohen, to act, temporarily, as the Company’s Acting CEO until a new CEO shall enter into office.”

4.	Time and place for reviewing the full version of the proposed resolutions

The report on convening the Meeting (including its schedules) and the complete form of the resolutions on the agenda, and any document pertaining to resolutions can be reviewed in the Company’s offices at 10 Hagavish, Netanya, Israel, following advance coordination with the Corporate’s secretary at phone number 052-9989595, Sundays-Thursdays, during common work hours, until the conclusion of the Meeting. Similarly, the report on convening the Meeting (including its schedules), the voting card and the position statements under their meaning in section 88 of the Israeli Companies Law, 5759-1999 (the “Companies Law”), if any, can be reviewed on the website of the Israeli Securities Authority and on the website of the Tel Aviv Stock Exchange Ltd.

5.	The required majority to adopt the resolutions in the General Meeting for the items on the agenda

The required majority for approving the resolutions set forth in sections 3.1, 3.2 and 3.4 on the agenda is a simple majority of all votes of the shareholders present in the General Meeting who are allowed to vote and who voted in it, not taking into account abstaining votes.

The required majority for approving the resolution set forth in section 3.3 above is a simple majority of all votes of the shareholders present in the General Meeting who are allowed to vote and who voted in it, provided one of the following is fulfilled: [a] included in the majority of votes in the General Meeting are a majority of all votes of shareholders who are not controlling shareholders of the Company or interested parties in approving the appointment, except for a personal interest that is not a result of a relationship with the controlling shareholder, who participate in the vote (abstaining votes are not taken into account); or - [b] the total number of opposing votes from among the shareholders set forth in paragraph [a] does not exceed two percent (2%) of all the Company’s voting rights.

The required majority for approving the resolution set forth in section 3.5 and 3.6 above is a simple majority of all votes of the shareholders present in the General Meeting who are allowed to vote and who voted in it, provided one of the following is fulfilled: [a] included in the majority of votes in the General Meeting are a majority of all votes of shareholders who are not controlling shareholders of the Company or interested parties in approving the Compensation Policy or in appointing the Company’s Chairman as Acting CEO, who participate in the vote (abstaining votes are not taken into account); or - [b] the total number of opposing votes from among the shareholders set forth in paragraph [a] does not exceed two percent (2%) of all the Company’s voting rights.

6.	Notice regarding a personal interest/affinity

In part two of this voting card space is allocated for marking the existence or absence of an affinity or other characteristic in connection with the relevant resolutions that are on the agenda, as required under the Company’s Law and the Voting in Writing Regulations, and space for describing the relevant affinity, if any. It is clarified that the vote of whoever did not mark the existence or absence of such an affinity and/or did not describe its nature, is not taken into account.

Similarly, in part two of this voting card space is allocated for marking whether the voter is deemed an “institutional investor” as such term is defined in regulation 1 of the Israeli Supervision of Financial Services (Provident Funds) Regulations (Participation of a Managing Company in a General Meeting), 5769-2009, or a manager of a joint investment trust fund, as such term is used in the Israeli Joint Investment Trust Law, 5714-1994, or an interested party.

7.	Notice regarding contravening holdings

In part two of this voting card space is allocated for marking that every shareholder is required to approve that its holdings of Company shares is not in violation of the holding or transfer restrictions set forth in the Company’s licenses as set forth in section 2.11 of the report on convening the General Meeting above. Should no response to a question be marked, the vote shall not be counted. If only part of the shareholdings is in violation as foregoing, a right to vote in the part that is not in violation may be granted. In this case, please contact VP Legal and the Corporate’s secretary by telephone +972-52-998-9595 for receiving instructions on how to vote for shares that are not in violation, or if the shares are held through a broker, the broker can be asked to contact the Company on behalf of the shareholder.

8.	Validity of voting card

The voting card shall be in effect only if the following documents are attached to it and if it they were delivered to the Company (including by registered mail) until four (4) hours before the time of the Meeting:

Unregistered shareholder5 - certificate of ownership (see section 13 below). Alternatively, a shareholder shall be entitled to send the Company a certificate of ownership through the electronic voting system until such time as the electronic voting system is closed (six hours before the time of the Meeting).

Registered shareholder6 - photocopy of identity card, passport or certificate of incorporation.

A voting card that was not provided pursuant to anything set forth in this section shall be of no effect.

For this purpose, “time of delivery” is the time on which the voting card and the documents attached thereto arrived at the Company’s headquarters.

9.	An unregistered shareholder who wants to vote via an electronic voting card shall be entitled to do so until such time as the system is closed (six hours before the time of the Meeting).

[5]	A person in favor of whom shares are registered with a TASE member, and such shares are included among the shares registered in the Company’s shareholder registry in the name of the nominee company.

[6]	A shareholder who is registered in the Company’s shareholder registry.

10.	Company address for delivery of the voting cards and position statements

The Company’s offices, 10 Hagavish, Netanya, Israel (attn. Adv. Liat Menahemi).

11.	Deadline for delivery of position statements to the Company by the shareholders

Until ten (10) days before the date of the Meeting.

12.	Deadline for delivery of the Board of Directors’ response to the position statements

Until five (5) days before the date of the Meeting.

13.	Address of the websites on which the voting cards and position statements are located

The website of the Israeli Securities Authority (the “Distribution Website”):

http://www.magna.isa.gov.il;

The website of the Tel Aviv Stock Exchange Ltd:

http://maya.tase.co.il

The website of the U.S. Securities And Exchange Commission:

https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001385145&owner=exclude&count=40&hidefilings=0

14.
An unregistered shareholder is entitled to receive the certificate of ownership from the TASE member through whom is holds its shares, at the branch of the stock exchange member or by mail to its address in exchange for delivery fees only, if so requested. An application on this matter shall be given in advance for a certain securities account. A shareholder is also entitled to order its certificate of ownership to be transferred to the Company through the electronic voting system.

15.
A unregistered shareholder is entitled to receive by email, for no consideration, a link to the format of the voting card and position statements (if any) on the Distribution Website, from the TASE member through whom it holds its shares, unless it informed the TASE member that it does not desire to receive such a link or that it wishes to receive voting card by mail in consideration for payment; its notice regarding the voting card shall also apply with respect to receiving the position statements.

16.
One or more shareholders holding shares at a rate constituting five percent (5%) or more of the total voting rights in the Company, and also one holding such a share out of all voting rights which are not held by the Company’s controlling shareholder, as defined in section 268 of the Companies Law (“Controlling Shareholder”), is entitled by itself or through an agent on its behalf, after the General Meeting being convened, to review, at the Company’s offices (the address whereof is set forth in section 10 above), during common work hours, the voting cards and the voting records through the electronic voting system that the Company received as set forth in regulation 10 of the Israeli Companies (Voting in Writing and Position Statements) Regulations, 5766-2005.

The number of shares constituting five percent (5%) of the total of all voting rights in the Company is: 8,159,557 ordinary shares of the Company par value ILS 0.01 each (“Ordinary Shares”).

The number of shares constituting five percent (5%) of the total of all voting rights in the Company that are not held by a Controlling Shareholder as defined in section 268 of the Companies Law is: 4,235,676 Ordinary Shares.

17.
Following the publication of this report on convening the Meeting, there may be changes to the agenda, including the addition of items to the agenda, position statements may be published, and the updated agenda and position statements may be reviewed in the Company’s reports to be published on the websites listed in section 13.

A request of a shareholder under section 66(b) of the Companies Law to include an item on the agenda of the General Meeting shall be delivered to the Company until seven days after the Meeting is convened. If such a request was submitted, it is possible for the item to be added to the agenda, and its details shall appear on the Distribution Website. In this case the Company shall publish an amended voting card together with an amended report on convening the Meeting, no later than seven days after the deadline for delivery of a shareholder request to include an item on the agenda, as set forth above.

A shareholder shall state the manner of its vote with respect to the items on the agenda in the second part of this voting card.

Cellcom Israel Ltd.

Voting card under the Israeli Companies (Voting in Writing and Position Statements)
Regulations, 5765-2005 (the “Regulations”)

Part Two

Company name: Cellcom Israel Ltd.

Company’s address (for delivery and sending of the voting cards):

10 Hagavish, Netanya, Israel (attn. Adv. Liat Menahemi).

Company number: 511930125

Time of the Meeting: Thursday, December 30, 2021, at 17:00 (Israeli time).

Type of the meeting: Annual General Meeting

Record date: Thursday, December 2, 2021

Shareholder details

1.	Shareholder name - ____________________

2.	ID number - ________________________

3.	If the shareholder does not have an Israeli identity card -

Passport number - ________________________

Country of issue - _______________________

Valid until - ________________________

4.	If the shareholder is a corporation -

Corporation number - ___________________

Country of incorporation - _______________________

5.	Interested party, senior officer and institutional investor:

Are you an interested party[7] of the Company?	Yes	No
Are you a senior officer[8] of the Company?	Yes	No
Are you an institutional investor?[9]	Yes	No

6.	Do your direct or indirect holdings in the Company’s shares violate the restrictions on holding or transfer of the Company’s shares set forth in the Company’s communication licenses?[10]

Yes	No

If holdings of shareholders violate the restrictions set forth in the Company’s communication licenses, the shareholder is not entitled to vote for these shares, and its vote will not be counted. If only some of the shareholder’s holdings violate such restrictions, it may be entitled to vote for some of the shares that are not in violation thereof. For additional details see section 2.11 to the report on convening the General Meeting.

[7]	“Interested Party” - As defined in section 1 of the Israeli Securities Law, 5728-1968 (“Securities Law”).
[8]	“Senior Officer” - As defined in section 37(d) of the Securities Law.
[9]
“Institutional Investor” - As defined in regulation 1 of the Supervision of Financial Services Regulations (Provident Funds) (Participation of a Managing Company in a General Meeting), 5769-2009, as well as a manager of a joint investment trust fund, under the meaning of such term in the Joint Investment Trust Law, 5714-1994.

[10]	If this box is not checked, the vote will not be counted.

Manner of voting

Item on the agenda		Manner of voting[11]			With respect to items 7, 8 ,10 and 11 on the agenda, as set forth in the table below, are you a Controlling Shareholder or interested party in the resolution?[12]
		In favor	Against	Abstaining	Yes[13]	No
1.	To approve the appointment of Kesselman & Kesselman (PwC) as the Company’s auditors, in effect until the end of the Company’s next annual general meeting
2.	To approve the reappointment of Mr. Doron Cohen as director of the Company for a term ending upon the conclusion of the next annual general meeting
3.	To approve the reappointment of Mr. Gustavo Traiber as independent director of the Company for a term ending upon the conclusion of the next annual general meeting
4.	To approve the reappointment of Mr. Eran Shenar as director of the Company for a term ending upon the conclusion of the next annual general meeting
5.	To approve the reappointment of Mr. Michael Joseph Salkind as director of the Company for a term ending upon the conclusion of the next annual general meeting
6.	To approve the reappointment of Mr. Baruch Itzhak as director of the Company for a term ending upon the conclusion of the next annual general meeting
7.	To approve the reappointment of Mr. Shmuel Hauser as external director of the Company for a second term of three years, starting at March 29, 2022
8.	To approve the reappointment of Ms. Varda Liberman as external director of the Company for a second term of three years, starting at March 29, 2022
9.	To approve the changes to the Company’s Articles of Association as set forth in Schedule "A" of the report
10.
To approve the changes to the Company’s Compensation Policy, which shall remain in effect until the lapse of three years from the approval of the general meeting, as set forth in Schedule "B" of the report

11.	To authorize the Chairman of the Company’s Board of Directors, Mr. Doron Cohen, to act, temporarily, as the Company’s Acting CEO until a new CEO shall enter into office.

Date: ___________	Signature: __________

--------------------------------
For shareholders holding shares through a TASE member (pursuant to section 177(1) of the Companies Law) – This voting card shall have effect only with the attachment of a certificate of ownership.
For shareholders registered in the Company’s shareholder registry - the voting card shall have effect only with the attachment of a photocopy of an identity card/passport/certificate of incorporation.

Details about a personal interest in approving the proposed resolutions on the agenda (if relevant):

[11]	Not checking shall be considered abstaining from voting on such matter.
[12]	The vote of a shareholder who does not complete this column in the items required completion or who checks “yes” without providing details shall not be counted.
[13]	Details below.

Schedule "A"

As proposed to be amended on ~~and restated on June 7, 2017~~December 30, 2021

THE ISRAELI COMPANIES LAW

A COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

Cellcom Israel Ltd.

GENERAL PROVISIONS

1.	Definitions

a)	In these Articles the following terms shall bear the meaning ascribed to them below:

“Administrative Proceeding” shall mean, proceedings pursuant to Chapter 8.3, Chapter 8.4 or Chapter 9.1 of the Securities Law, 1968; a proceeding in accordance with article 4 of the fourth chapter of the ninth part of the Companies Law; a proceeding in accordance with Chapters 10, 10.1 and 11.1 of the Joint Investment Trust Law, 5754-1994; a proceeding in accordance with Chapters 7.1, 7.2 and 8.1 of the Regulation of Investment Counselling, Investment Marketing and the Management of Investment Portfolios, 5755-1995; a proceeding in accordance with Chapter 9.1 of the Supervision of Financial Services (Insurance) Law, 5741-1981; a proceeding in accordance with Chapter 8 of the Supervision of Financial Services (Provident Funds), 5765-2005; a proceeding in accordance with Chapter 7.1 of the Economic Competition Law, 5748-1988; a proceeding in accordance with the Law for Increasing Labor Laws Enforcement, 5772-2012; and subject to any law, any proceeding similar to those, by whichever name it shall be known, whether in accordance with an existing law or a future law – at a scope, in respect of events and under conditions set in such law.

“Affiliate” shall mean, with respect to any Person, another Person which, whether directly or indirectly, Controls, is Controlled by, or is under common Control with, the subject Person.

“Alternate Director” is defined in Article 44.

“Annual General Meeting” shall have the meaning assigned to such term in the Companies Law.

The “Articles” shall mean these Articles of Association of the Company, as amended from time to time.

“Board of Directors” shall mean Board of Directors of the Company.

A “Business Day” shall mean any day on which banks in Israel are open for business.

The “Cellular License” shall mean the license for the provision of cellular services granted to the Company on June 27, 1994 by the Israeli Ministry of Communications, as amended from time to time.

The “Company” shall mean Cellcom Israel Ltd.

The "Companies Law" shall mean the ~~Israeli~~ Companies Law, 1999, as amended from time to time.

“Contravening Holdings” shall mean the holdings of Traded Means of Control, that are held (i) without the approval of the Minister of Communications required pursuant to Section 21 of the Cellular License or in contravention of the provisions of Section 23 of the Cellular License, and all holdings of a holder of  Traded Means of Control who acted in contravention of the provisions of Section 24 of the Cellular License, for so long as the approval of the Minister of Communications is required pursuant to Section 21 of the Cellular License but has not been obtained, or the circumstances which constitute a violation of the provisions of Sections 23 or 24 of the Cellular License continue to exist, as the case may be, or (ii) in contravention of any of the similar restrictions set forth in any of the Other Licenses, for so long as such contravention continues to exist.

“Control” shall have the meaning assigned to such term in the ~~Israeli~~ Securities Law, 1968, as amended from time to time.

“DIC" shall mean Discount Investment Corporation Ltd., an Israeli company, and any Person Controlled by DIC which holds shares of the Company (excluding the Company itself), and their respective successors.

A “Director” shall have the meaning assigned to such term in the Companies Law.

“External Director” shall have the meaning assigned to such term in the Companies Law.

“Extraordinary General Meeting” shall mean any General Meeting other than the Annual General Meeting.

“Founding Shareholders” shall mean DIC and any of its transferees, including transferees which are Israeli Shareholders, provided that each such transferee: (i) is approved by the Minister of Communications in writing to be a substitute for a Founding Shareholder for the purpose of the Cellular License (which substitution shall be effective as of the date determined by the Minister of Communications), (ii) undertakes to the Company to hold its respective minimum number of Ordinary Shares pursuant to such approval, and (iii) enters into one or more agreements with the other Founding Shareholders for the purpose of ensuring the compliance by the Company with  section 22A of the Cellular License.

“General Manager(s)” is defined in Article 49.

“General Meeting” shall mean a general meeting of the shareholders of the Company, which may be an Annual General Meeting or an Extraordinary General Meeting.

 ~~“IDB” shall mean IDB Holding Corporation Ltd., an Israeli company.~~

~~“IDB Group” shall mean IDB and its Affiliates.~~

“Israeli Citizen” shall have the meaning assigned to such term in the Israeli Citizenship Law, 1952, as amended from time to time.

“Israeli Director” shall mean a Director appointed by the Israeli Shareholders from among the Founding Shareholders.

“Israeli Resident” shall have the meaning assigned to such term in the Israeli Population Registration Law, 1965, as amended from time to time.

“Israeli Shareholder” shall mean a holder of Ordinary Shares that: (i) in respect of an individual, is an individual who is an Israeli Citizen and Israeli Resident, and (ii) in respect of an entity, is an entity formed under the laws of the State of Israel and Controlled, directly or indirectly, by an individual who qualifies under clause (i) above, provided that any indirect Control may only be exercised through one or more entities formed under the laws of the State of Israel, and further provided with respect to any indirect Control, that the Prime Minister and the Minister of Communications of Israel may approve in their discretion such indirect Control through an entity that was not formed under the laws of the State of Israel for the purpose of qualifying the Person Controlling such entity as an Israeli Shareholder, provided that such non-Israeli entity does not hold any of the Company’s shares directly.

“Means of Control” shall mean any of the following: (1) the right to vote at a General Meeting of the Company; (2) the right to appoint a Director or General Manager of the Company; (3) the right to participate in the profits of the Company; or (4) the right to a share of the remaining assets of the Company after payment of its debts upon liquidation.

The “Memorandum” shall mean the Memorandum of Association of the Company, as amended from time to time.

The “Minimum Israeli Holding Percentage” shall mean the minimum percentage of each of the Means of Control in the Company required, if required, to be held by the Israeli Shareholders from among the Founding Shareholders (which, as of the date on which these Articles become effective, are DIC), pursuant to the Cellular License and the Other Licenses, which as of ~~July~~ November~~31~~, 2021~~7~~ is 5%, provided, however, that “dormant shares” (as defined in the Companies Law) held by the Company shall not be counted as part of the Company’s outstanding share capital for the purpose of calculating the Minimum Israeli Holding Percentage.

“NIS” shall mean New Israeli Shekel.

“Nominee Company” as defined in the Securities Law, 1968.

“Office” means the registered office of the Company.

“Ordinary Majority” shall mean a simple majority of the votes cast by shareholders at a General Meeting in person or by means of a proxy or by a written ballot or electronic voting.

“Ordinary Shares” shall mean the ordinary shares of the Company, par value NIS 0.01 per share.

An “Original Minority Shareholder” shall mean each of Mr. Shlomo Piotrkowsky, Mr. Yigal Arnon, ~~Mr. Brian Greenspun,~~ Mr. Daniel Steinmetz and Mr. Benjamin Steinmetz, and all their respective successors, heirs, estates and assigns~~, except for members of the IDB Group~~, and collectively the “Original Minority Shareholders”.

The “Other Licenses” shall mean the licenses granted and future licenses to be granted to the Company or its subsidiaries by the Israeli Ministry of Communications other than the Cellular License, as such licenses may be amended from time to time.

“~~"~~Person” shall mean any individual or firm, corporation, partnership, association, trust or other entity.

“Registered Shareholders” or “Registered Holders” shall mean the entities and persons listed in the Register of Shareholders.

“An Unregistered Shareholder” shall mean a person in whose favor a share is registered with a stock exchange member and such share is registered in the name of a Nominee Company in the Register of Shareholders;

“Register of Shareholders” shall mean a register of the shareholders of the Company.

The “Secretary” shall mean the corporate secretary of the Company.

“Shareholders Resolution” shall mean a resolution adopted by votes of shareholders of the Company at a General Meeting.

“Traded Means of Control” shall mean Means of Control, including Global or American Depositary Shares or similar instruments in respect of securities, listed for trade on a securities exchange in Israel or abroad (other than a country that is an enemy of the State of Israel) or which have been offered to the public by means of a prospectus other than in a country that is an enemy of the State of Israel, and are held by the public in Israel or abroad.

b)	The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction of any provision hereof.

c)
Unless the subject or the context otherwise requires, words and expressions not defined herein shall have the respective meanings set forth in the Companies Law in force on the date when these Articles or any amendment thereto, as the case may be, first became effective; words and expressions importing the singular shall include the plural and vice versa; and words and expressions importing the masculine gender shall include the feminine gender.

2.	Object and Purpose of the Company

(a)          The object and purpose of the Company shall be as set forth in the Company’s Memorandum, as the same shall be amended from time to time in accordance with applicable law.

(b)          In accordance with Section 11(a) of the Companies Law, the Company may donate reasonable amounts to any cause it deems worthy.  The Board of Directors may from time to time determine the policy and amounts within which such donations may be made by the Company, and the Person or Persons authorized to approve any such specific donation.

3.	Limitation of Liability

The liability of the shareholders is limited to the payment of the nominal value of the shares in the Company allotted to them and which remains unpaid, and only to that amount.  If the Company’s share capital shall include at any time shares without a nominal value, the shareholders’ liability in respect of such shares shall be limited to the payment of up to NIS 0.01 for each such share allotted to them and which remains unpaid, and only to that amount.

SHARE CAPITAL

4.	Authorized Share Capital

The authorized share capital of the Company is three million New Israeli Shekels (NIS 3,000,000) divided into three hundred million (300,000,000) Ordinary Shares, par value NIS 0.01 per share.

5.	Increase of Authorized Share Capital

(a)          The Company may, from time to time, by a Shareholders Resolution, whether or not all the shares then authorized have been issued, and whether or not all the shares theretofore issued have been called up for payment, increase its authorized share capital by the creation of new shares through amending the Memorandum and these Articles.  Any such increase shall be in such amount and shall be divided into shares of such nominal amounts (or no nominal amounts), and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution shall provide.

(b)          Except to the extent otherwise provided in such resolution, such new shares shall be subject to all the provisions applicable to the shares prior to such resolution.

6.	Rights of the Ordinary Shares

The Ordinary Shares confer upon the holders thereof all rights accruing to a shareholder of a Company, as provided in these Articles, including, inter alia, the right to receive notices of, and to attend meetings of shareholders; for each share held, the right to one vote at all meetings of shareholders; and to share equally, on a per share basis, in such dividend and other distributions to shareholders of the Company as may be declared by the Board of Directors in accordance with these Articles and the Companies Law, and upon liquidation or dissolution of the Company, in the distribution of assets of the Company legally available for distribution to shareholders in accordance with the terms of applicable law and these Articles. All Ordinary Shares rank pari passu in all respects with each other.

7.	Special Rights; Modifications of Rights

(a)          Without prejudice to any special rights previously conferred upon the holders of existing shares in the Company or obligations previously undertaken by the holders of existing shares in the Company, the Company may, from time to time, by Shareholders Resolution, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such resolution.

(b)          (i)          If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles and subject to applicable law, may be modified or abrogated by the Company, by Shareholders Resolution, subject to an approval by a resolution passed by the holders of a majority of the shares of such class voting at a separate General Meeting of the holders of the shares of such class.

(ii)         The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class.

(iii)        Unless otherwise provided by these Articles, the enlargement of an existing class of shares, or the issuance of additional shares thereof, shall not be deemed, for purposes of this Article 7(b), to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.

8.	Consolidation, Subdivision, Cancellation and Reduction of Share Capital

(a)          The Company may, from time to time, by Shareholders Resolution (subject, however, to the provisions of Article 7(b) hereof and to applicable law):

(i)           consolidate and divide all or any of its issued or unissued share capital into shares of larger nominal value than its existing shares;

(ii)         subdivide its shares (issued or unissued) or any of them, into shares of smaller nominal value than is fixed by these Articles (subject, however, to the provisions of the Companies Law), and the Shareholders Resolution whereby any share is subdivided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares;

(iii)         cancel any shares which, at the date of the adoption of such resolution, have not been taken or agreed to be taken by any Person, and diminish the amount of its share capital by the amount of the shares so canceled; or

(iv)         reduce its share capital in any manner, and with and subject to any consent required by law.

(b)          With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, including, inter alia, resort to one or more of the following actions:

(i)           determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into each share of larger nominal value;

(ii)          allot, in contemplation of or subsequent to such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iii)         redeem, in the case of redeemable preference shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iv)         cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred; or

(v)          cause the sale of fractional shares so as to most expediently preclude or remove any fractional shareholding and cause the proceeds thereof, less expenses, to be paid to the transferors.

(c)          Notwithstanding the foregoing, if a class of shares has no nominal value, then any of the foregoing actions may be taken with respect to such class without regard to nominal value.

SHARES

9.	Issuance of Share Certificates or allotment deeds; Replacement of Lost Certificates or allotment deeds

(a)          Share certificates or allotment deeds shall be issued under the seal or stamp or written name of the Company and shall bear the signature of the General Manager and the Chief Financial Officer, or of any other Person or Persons authorized thereto by the Board of Directors. For the avoidance of doubt, any transfer agent designated by the Company may issue share certificates on behalf of the Company even if the signatories on the share certificate no longer serve in the relevant capacities at the time of such issuance.

(b)           The Company may issue un-certificated shares, provided, however, that each holder of shares shall be entitled to one numbered certificate for all the shares of any class registered in his name, and if reasonably requested by such holder, to several certificates, each for one or more of such shares.

(c)          A share certificate or allotment deed registered in the names of two or more Persons shall be delivered to the Person first named in the Register of Shareholders in respect of such co-ownership.

(d)          If a share certificate or allotment deed is defaced, lost or destroyed, it may be replaced, upon payment of such fee, and upon the furnishing of such evidence of ownership and such affidavit and indemnity, as the Company’s Secretary may deem fit.

10.	Allotment of Shares; Registered Holders of Shares

(a)         The unissued shares from time to time shall be under the control of the Board of Directors, who shall have the power to allot shares or otherwise dispose of them to such Persons, on such terms and conditions (including inter alia terms relating to calls as set forth in Article 11(f) hereof), and either at par or at a premium, or, subject to the provisions of the Companies Law, at a discount, and at such times, as the Board of Directors may deem fit, and the power to give to any Person the option to acquire from the Company any shares, either at par or at a premium, or, subject to the provisions of the Companies Law, at a discount, during such time and for such consideration as the Board of Directors may deem fit.

(b)          Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any trust or equitable or other claim to, or interest in such share on the part of any other Person.

(c)          The Board of Directors may elect to maintain one or more Registers of Shareholders outside of Israel in addition to its principal Register of Shareholders, and each such register shall be deemed a Register of Shareholders for purposes of these Articles.

11.	Calls on Shares

(a)          The Company may, from time to time, make such calls as the Board of Directors may determine upon holders of shares in respect of any sum unpaid for shares held by such holders which is not, by the terms of allotment thereof or otherwise, payable at a fixed time, and each such holder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the Person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such time(s) may be thereafter extended and/or such Person(s) or place(s) changed. Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all shares in respect of which such call was made.

(b)          Notice of any call shall be given in writing to the holder(s) in question not less than fourteen (14) days prior to the time of payment, specifying the time and place of payment, and designating the Person to whom such payment shall be made, provided, however, that before the time for any such payment, the Company upon approval of the Board of Directors may, by notice in writing to such holder(s), revoke such call in whole or in part, extend such time, or alter such Person and/or place.  In the event of a call payable in installments, only one notice thereof need be given.

(c)          If, by the terms of allotment of any share or otherwise, any amount is made payable at any fixed time, every such amount shall be payable at such time as if it were a call duly made by the Company and of which due notice had been given, and all the provisions herein contained with respect to such calls shall apply to each such amount.

(d)          The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof and all interest payable thereon.

(e)          Any amount unpaid in respect of a call shall bear interest from the date on which it is payable until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and at such time(s) as the Board of Directors may prescribe.

(f)          Upon the allotment of shares, the Board of Directors may provide for differences among the allottees of such shares as to the amount of calls and/or the times of payment thereof.

(g)          With the approval of the Board of Directors, any holder of shares may pay to the Company any amount not yet payable in respect of his shares, and the Board of Directors may approve the payment of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors. The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty.  Nothing in this Article 11(g) shall derogate from the right of the Company to make any call before or after receipt by the Company of any such advance.

12.	Forfeiture and Surrender

(a)          If any holder fails to pay any amount payable in respect of a call, or interest thereon as provided for herein, on or before the day fixed for payment of the same, the Company, by resolution of the Board of Directors, may at any time thereafter, so long as the said amount or interest remains unpaid, forfeit all or any of the shares in respect of which said call had been made.  Any expense incurred by the Company in attempting to collect any such amount or interest, including, inter alia, attorneys' fees and costs of suit, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of the amount payable to the Company in respect of such call.

(b)          Upon the adoption of a resolution of forfeiture, the Board of Directors shall cause notice thereof to be given to such holder, which notice shall state that, in the event of the failure to pay the entire amount so payable within a period stipulated in the notice (which period shall not be less than fourteen (14) days and which may be extended by the Company with the approval of the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to the expiration of such period, the Board of Directors may nullify such resolution of forfeiture, but no such nullification shall estop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c)          Whenever shares are forfeited as herein provided, all dividends theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d)          The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

(e)          Any shares forfeited or surrendered as provided herein shall become “dormant shares” (as defined in the Companies Law) and the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board of Directors deems fit.

(f)          Any holder whose shares have been forfeited or surrendered shall cease to be a holder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 11(e) above, and the Company, in its discretion, may enforce the payment of such moneys, or any part thereof, but shall not be under any obligation to do so.  In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing by the holder in question (but not yet due) in respect of all shares owned by such holder, solely or jointly with another.

(g)          The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall estop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 12.

13.	Lien

(a)          Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares (other than shares which are fully paid up) registered in the name of each holder (without regard to any equitable or other claim or interest in such shares on the part of any other Person), and upon the proceeds of the sale thereof, for his debts and liabilities, solely or jointly with another, to the Company in respect of such shares, whether the period for the payment, fulfillment or discharge thereof shall have actually arrived or not.  Such lien shall extend to all dividends from time to time declared in respect of such share.  Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(b)          The Board of Directors may cause the Company to sell any shares subject to such lien when any such debt or liability has matured, in such manner as the Board of Directors may deem fit, but no such sale shall be made unless such debt or liability has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such holder, his executors or administrators.

(c)          The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of such debts and liabilities of such holder (whether or not the same have matured), or any specific part of the same (as the Company may determine), and the residue (if any) shall be paid to the holder, his executors, administrators or assigns.

14.	Sale after Forfeiture or Surrender or in Enforcement of Lien

Upon any sale of shares after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint some Person to execute an instrument of transfer of the shares so sold and cause the purchaser's name to be entered in the Register of Shareholders in respect of such shares, and the purchaser shall not be bound to see to the propriety of the proceedings, or to the application of the purchase money, and after his name has been entered in the Register of Shareholders in respect of such shares, the validity of the sale shall not be impeached by any Person, and the remedy of any Person aggrieved by the sale shall be in damages only and against the Company exclusively.

15.	Redeemable Shares

The Company may, subject to applicable law, issue redeemable shares and redeem the same upon the conditions and terms determined by the Board of Directors.

TRANSFER OF SHARES

16.	Effectiveness and Registration

(a)          No transfer of shares shall be registered in the Register of Shareholders unless a proper instrument of transfer (in form and substance satisfactory to the Secretary) has been submitted to the Company or its agent, together with any share certificate(s) and such other evidence of title as the Secretary may reasonably require, and unless such transfer complies with applicable law, the Cellular License, the Other Licenses and these Articles.  Until the transferee has been registered in the Register of Shareholders in respect of the shares so transferred, the Company may continue to treat the transferor as the owner thereof.  The Board of Directors may, from time to time, prescribe a fee for the registration of a transfer.

(b)          The Company shall be entitled to refuse to recognize a transfer deed until the certificate of the transferred share is attached to it together with any other evidence which the Board of Directors or the Secretary shall require as proof of the transferor’s right to transfer the share and payment of any transfer fee determined by the Board of Directors. Registered transfer deeds shall remain with the Company, but any transfer deed which the Company refused to register shall be returned to the transferor upon demand.

(c)          The Board of Directors may close the Register of Shareholders for a period of up to thirty days in each year.

17.	Limitation on Transfer of Shares Held by Original Minority Shareholders

(a)          Any purported transaction in the shares of the Company in violation of the provisions of this Article 17 shall be null and void, and the Company shall not recognize or give any effect thereto.

(b)          The sale, assignment or transfer to any third parties (including shareholders in the Company) other than DIC of all or part of the Ordinary Shares held by an Original Minority Shareholder without the prior written consent of DIC shall be null and void, and the Company shall not recognize or give any effect thereto.

(c)          The sale, assignment or transfer to any third parties (including shareholders in the Company) of all or part of the Ordinary Shares held by an Original Minority Shareholder may not be effected unless the following conditions are met: (i) there is a formal written offer from a proposed purchaser (the “Proposed Purchaser”) for the acquisition of such Ordinary Shares with payment to be made in cash; and (ii) the acquisition is subject to the agreement of the Proposed Purchaser to be bound by the terms of the agreement between the Original Minority Shareholders and DIC.

(d)          Any Original Minority Shareholder (the “Minority Offeror”) intending for any reason to sell, transfer or assign any number of its Ordinary Shares in the Company (the “Minority Offeror’s Shares”) shall notify DIC of same in writing stating the price per share and payment terms offered (the “Minority Offeror's Notice”).

(e)          The Minority Offeror's Notice shall be conclusively deemed an irrevocable offer made by the Original Minority Offeror to sell to DIC the Minority Offeror’s Shares under the terms specified in the Minority Notice and in the manner herein below provided (the “Minority Offeror's Offer”).

(f)          DIC shall have a period of thirty (30) Business Days from the date the Minority Offeror's Notice is delivered thereto to notify the Minority Offeror of its desire to accept the Minority Offer (“DIC Acceptance Notice”). If DIC shall not have given the DIC Acceptance Notice within the said 30-day period, it shall be conclusively deemed to have rejected the Minority Offer. Conditional, partial or qualified acceptance of the offer shall be deemed a rejection of the Minority Offer.

(g)          The closing of the transaction for the sale of the Minority Offeror’s Shares in accordance with the DIC Acceptance Notice (the “Closing”), shall take place and be consummated on the fifteenth (15th) Business Day following the date upon which the said 30-day period expires. At the Closing, the Minority Offeror’s Shares shall be sold and transferred against payment of the consideration therefor, in accordance with the terms specified in the Minority Offeror's Notice.

(h)          In the event the Minority Offeror shall fail to transfer the Minority Offeror’s Shares as aforesaid in accordance with the DIC Acceptance Notice, DIC shall be entitled to deposit the entire consideration specified in the Minority Offeror's Notice with the Company, and thereupon the Company may appoint any Person to execute adequate instruments of transfer and the name DIC shall be entered into the Register of Shareholders as the holder of the Minority Offeror’s Shares so purchased and the name of the Minority Offeror shall be removed therefrom with respect to the Minority Offeror’s Shares. As of the entry of DIC’s name in the Register of Shareholders in respect of such shares, the validity of the sale shall not be rebuttable, and the sole right of the Minority Offeror would be to obtain the entire consideration for the Minority Offeror’s Shares deposited with the Company.

(i)          If a Minority Offeror intends to transfer all or part of its Ordinary Shares in the Company as aforesaid and DIC which has expressed its interest in exercising its above stated right of first refusal is impeded by provisions of the Cellular License or the Other Licenses or applicable law with which it must comply, from acquiring all or part of such shares, then DIC may designate a Person that will qualify in its stead to acquire the shares which it would have been otherwise entitled to purchase provided such Person is not prohibited from acquiring such shares pursuant to the Cellular License or Other Licenses or applicable law.

(j)          In the event that by the end of the 30 Business-Day period specified above DIC shall not have delivered the DIC Acceptance Notice with respect to the purchase of all the Minority Offeror’s Shares, the Minority Offeror shall be free to consummate the sale of the Minority Offeror’s Shares under the terms and conditions specified in the Minority Notice within a period of additional 60 days.

(k)          Notwithstanding the foregoing, any Ordinary Shares acquired by an Original Minority Shareholder after the Company’s initial public offering of its Ordinary Shares shall not be subject to this Article 17 (other than Ordinary Shares initially held by an Original Minority Shareholder and subsequently transferred to a third party subject to the restrictions and limitations set forth in Articles 17(a) through 17(j) above).

18.	Contravening Holdings; Compliance with the Cellular License and the Other Licenses

(a) To the extent practicable, Contravening Holdings shall be registered in a Register of Shareholders with a notation that such holdings have been classified as Contravening Holdings, immediately upon the Company’s learning of the same. The Company shall send notice of any Contravening Holdings to the registered holder of the Contravening Holdings and to the Minister of Communications.

(b) Contravening Holdings shall not entitle the holder thereof to any rights in respect of such holdings and shall be deemed “dormant shares” as defined in the Companies Law, except with respect to receiving dividends or other distributions to shareholders (including the right to participate in any rights offering calculated on the basis of holding of any Means of Control, provided that any additional holdings acquired as a result of the exercise of such right to participate in a rights offering shall also become Contravening Holdings). Therefore, any action taken or claim made on the basis of a right deriving from Contravening Holdings shall have no effect from the time that the Company becomes aware thereof, except with respect to receiving dividends or other distributions as aforesaid.

(c) Without derogating from the foregoing:

(i) Contravening Holdings shall not have any voting rights at a General Meeting. Any shareholder participating in a General Meeting shall certify to the Company prior to the vote or, if the shareholder is voting by a proxy or any similar instrument, on such proxy card or similar instrument, as to whether or not his holdings in the Company or his vote require the approval by the Minister of Communications pursuant to Sections 21 or 23 of the Cellular License (or the similar provisions of the Other Licenses) or whether such shareholder is in violation of Section 24 of the Cellular License (or the similar provisions of the Other Licenses); in the event that any shareholder does not provide notification as aforesaid, he shall not be entitled to vote at a General Meeting and his vote shall not be counted.

(ii) No Director shall be appointed, elected or removed on the basis of Contravening Holdings. In the event a Director is appointed, elected or removed on the basis of Contravening Holdings, such appointment, election or removal shall be void from the time that the Company becomes aware thereof.

(d) Notwithstanding the foregoing, the provisions of Articles 18(a) through 18(c) shall not apply to holdings of Founding Shareholders. The Persons who undertake towards the Company to be deemed a Founding Shareholder and approved as such by the Minister of Communications shall hold in the aggregate at least 26% of each of the Means of Control of the Company, or such lower percentage thereof as may be approved from time to time by Minister of Communications.

(e) The shareholders of the Company shall at all times comply with the terms of the Cellular License and the Other Licenses. Nothing herein shall be construed as requiring or permitting the performance of any acts that are inconsistent with the terms of the Cellular License or the Other Licenses. If any of these Articles shall be found to be inconsistent with the terms of the Cellular License or the Other Licenses, the inconsistent provisions of such article shall be null and void, but the validity, legality or enforceability of provisions of other provisions shall not be affected thereby. Without derogating from the foregoing, the Israeli Shareholders from among the Founding Shareholders shall comply at all times with the Minimum Israeli Holding Percentage set forth in the Cellular License and the Other Licenses, as such may be amended from time to time.

18A.	Security Committee; Security Observer; Qualifications of Directors and Officers

(a)          Notwithstanding any other provision in these Articles, the Board of Directors shall appoint from among its members a Committee of the Board of Directors to be designated the “Security Committee”. The Security Committee shall be comprised of at least four (4) Directors, including at least one External Director, all of whom have security clearance and security compatibility as determined by the Israeli General Security Service (“Directors with Clearance”). Subject to Article 18A(b) below, security matters shall be considered only by the Security Committee. Any decision of, or action by, the Security Committee shall have the same effect as if it had been made or taken by the Board of Directors. The Board of Directors shall consider a security matter only if required pursuant to Article 18A(b) below, and subject to the terms of that Article. For purposes of this Article 18A, “security matters” shall mean as defined in the Israeli Bezeq Order (Determination of Essential Service Provided by Bezeq-The Israeli Telecommunications Company Ltd.), 1997.

(b)          Security matters which the Audit Committee or Board of Directors shall be required to consider in accordance with the mandatory provisions of the Companies Law or other law or rules applicable to the Company shall be considered, to the extent necessary, only by Directors with Clearance. Other Directors shall not be entitled to participate in meetings of the Audit Committee or Board of Directors dealing with security matters, or to receive information or to review documents related to these matters. A quorum for these meetings shall include only Directors with Clearance.

(c)          Any Director or officer of the Company who would otherwise be required to receive information or participate in meetings regarding security matters by virtue of his position or these Articles or any law, but who is prevented from doing so by the provisions of this Article 18A, will be released from any liability for any claim of breach of duty of care to the Company which results from his inability to receive such information or participate such in meetings.

(d)          The General Meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to any other corporate body in the Company with respect to security matters.

(e)          (i)           The Minister of Communications shall be entitled to appoint an observer (the “Security Observer”) to all meetings of the Board of Directors and its Committees. The Security Observer shall have the security clearance and security compatibility as determined by the Israeli General Security Service.

(ii)          The Security Observer shall be an employee of the State of Israel qualified to serve as a director pursuant to Chapter C of the Israeli Governmental Companies Law, 1975.

(iii)        In addition to any other obligations under law, the Security Observer shall be bound to preserve the confidentiality of any information relating to the Company, except as required to fulfill his responsibilities as Security Observer. The Security Observer shall not act as an observer or in any other position at an entity providing communication services which is a direct competitor of the Company, and shall avoid a conflict between his position as an observer and the interests of the Company, except for such conflicts arising from his being an employee of the State of Israel serving as a Security Observer. The Security Observer shall undertake not to serve as an observer or officer or director, and not serve in any other capacity or be employed, directly or indirectly, by any entity competing with the Company or in a position of conflict of interest with the Company, except for such conflicts arising from his being an employee of the State of Israel serving as a Security Observer, during the period of his service as the Security Observer and for 18 months after termination of such period. Any differences of opinion with respect to whether the Security Observer has a conflict of interest as described above shall be resolved by the Attorney General of Israel or his representative.

(iv)         Notices of meetings of the Board of Directors and its Committees, including of the Security Committee, shall be delivered to the Security Observer, and he shall be entitled to participate as an observer in each such meeting.

(v)          The Security Observer shall have the same right to obtain information from the Company as that of a Director. If the Company believes that specific information requested is commercially sensitive and not required by the Security Observer for fulfillment of his duties, the Company may delay delivery of the information upon notice to the Security Observer. If the Security Observer still believes the information is needed for his duties, the matter shall be brought for decision to the head of the Israeli General Security Service.

(vi)       If the Security Observer believes that the Company has made a decision, or is about to make a decision, in a security matter which conflicts with a provision of the Cellular License or the Other Licenses or Section 13 of the Israeli Communications Law (Telecommunications and Broadcasting), 1982 or Section 11 of the Israeli General Security Service Law, 2002, he shall promptly notify the Company in writing of the same. Said notice shall be delivered to the Chairman of the Board of Directors and the chairman of the Security Committee, and shall provide an appropriate defined period of time, in light of the circumstances, in which the Company shall be required to correct the violation or change the decision, to the extent possible.

(f)          To the extent required by the Cellular License or the Other Licenses, specific Directors (including the Chairman) and/or officers, and/or a specified percentage of the Directors shall be Israeli Citizens and Israeli Residents and/or have clearance from the Israeli General Security Service.

19.	Record Dates

(a)          Notwithstanding any provision to the contrary in these Articles, for the determination of the holders entitled to receive notice of and to participate in and vote at a General Meeting or to express consent to or dissent from any corporate action in writing, the Board of Directors may fix, in advance, a record date which shall neither be earlier nor later than is permitted under applicable law.  No Persons other than holders of record of Ordinary Shares as of such record date shall be entitled to notice of and to participate in and vote at such General Meeting, or to exercise such other right, as the case may be. A determination of holders of record with respect to a General Meeting shall apply to any adjournment of such meeting, provided that the Board of Directors may fix a new record date for an adjourned meeting.

(b)          Subject to the applicable law, the holders entitled to receive payment of any dividend or other distribution or allotment of any rights, shall be the shareholders on the date upon which it was resolved to distribute the dividend or at such later date as shall be determined by, or pursuant to a resolution of, the Board of Directors.

TRANSMISSION OF SHARES

20.	Decedents' Shares

(a)          In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 20(b) have been effectively invoked.

(b)          Any Person becoming entitled to a share in consequence of the death of any individual, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors or the Secretary may reasonably deem sufficient of the capacity in which he proposes to act under this Article), shall be registered as a holder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

21.	Receivers and Liquidators

(a)          The Company may recognize the receiver or liquidator of any corporate shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any shareholder, as being entitled to the shares registered in the name of such shareholder.

(b)          The receiver or liquidator of a corporate shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any shareholder, upon producing such evidence as the Board of Directors or the Secretary may deem sufficient of the capacity in which he proposes to act under this Article, shall be registered as a shareholder in respect of such shares, or may, subject to the provisions as to transfer herein contained, transfer such shares.

GENERAL MEETINGS

22.	Annual General Meeting

An Annual General Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual General Meeting) and at such place ~~either within or without the State of Israel~~ as may be determined by the Board of Directors.

23.	Extraordinary General Meetings

The Board of Directors may, whenever it deems fit, convene an Extraordinary General Meeting at such time and place, ~~within or without the State of Israel,~~ as may be determined by the Board of Directors, and shall be obliged to do so upon a requisition in writing in accordance with Sections 63(b) of the Companies Law.

24.	Notice of General Meetings

(a)          The Company is required to give such prior notice of a General Meeting as required by law, but in any event not less than fourteen (14) days. The Company is not required to deliver personal notice to every shareholder except to the extent required by applicable law. In any event, the accidental omission to give notice of a meeting to any shareholder or the non-receipt of notice by any of the shareholders shall not invalidate the proceedings at any meeting.

(b)          The notice of the meeting shall set forth the place, the day and the hour of the General Meeting, the agenda of the meeting and such other information required under law.

(c)          A shareholder desiring to request that the Board of Directors include a certain item on the agenda of the meeting pursuant to Section 66(b) of the Companies Law, shall, as a condition to such proposal being considered by the Board of Directors, make such request to the Company in writing as required by law. ~~at least eight (8) weeks prior to the date of the meeting (or such shorter period as may be determined by the Board of Directors).~~

PROCEEDINGS AT GENERAL MEETINGS

25.	Quorum

(a)          Two or more holders of Ordinary Shares (not in default in payment of any sum referred to in Article 12(a) hereof), present in person or by proxy or by a written ballot or electronic vote and holding shares conferring in the aggregate at least one-third of the voting power of the Company shall constitute a quorum at General Meetings. Except as set forth in this Article 25, no business shall be transacted at a General Meeting, or at any adjournment thereof, unless the requisite quorum is present when the meeting proceeds to business.

(b)          If within an hour from the time set for the meeting a quorum is not present, in person or by proxy or by a written ballot or electronic vote, the meeting shall stand adjourned to the same day in the next week, at the same time and place, or, if not set forth in the notice of the meeting, to such day and at such time and place as the chairman may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy or by a written ballot or electronic vote and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, if a quorum is not present, in person or by proxy or by a written ballot or electronic vote, within a half hour from the time set, any two (2) holders of Ordinary Shares (not in default as aforesaid) present in person or by proxy or by a written ballot or electronic vote, shall constitute a quorum. Notwithstanding anything in this Article 25 to the contrary, if the meeting was convened upon requisition pursuant to Section 63 or 64 of the Companies Law, the quorum requirement at any adjournment thereof shall be governed by the provisions of the Companies Law.

26.	Chairman of Meetings

The Chairman, if any, of the Board of Directors shall preside as chairman at every General Meeting of the Company.  If there is no such chairman, or if at any meeting he is not present within fifteen (15) minutes after the time fixed for the meeting or is unwilling to act as chairman or has notified the Company that he will not attend such meeting, the holders of Ordinary Shares present (or their proxies) shall choose someone else to be chairman.  The office of chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting (without derogating, however, from the rights of such chairman to vote as a holder of Ordinary Shares or proxy of a shareholder if, in fact, he is also a shareholder or a proxy).

27.	Adoption of Resolutions at General Meetings

(a)          Unless otherwise indicated herein or required by applicable law, a Shareholders Resolution shall be deemed adopted if approved by an Ordinary Majority.

(b)          For the avoidance of doubt, a Shareholders Resolution approving a merger (as defined in the Companies Law) of the Company or an amendment to these Articles shall be deemed adopted if approved by an Ordinary Majority.

(c)          Every question submitted to a General Meeting shall be decided by a show of hands, without derogating from voting by written ballot in the events and to the extent required by applicable law or permitted by these Articles to be made available to the shareholders.

(d)          A declaration by the chairman of the meeting that a resolution has been carried unanimously, or carried by a particular majority, or defeated, and an entry to that effect in the minutes book of the Company, shall be conclusive evidence of the fact without need of proof of the number or proportion of the votes recorded in favor of or against such resolution.

~~28.~~	~~Resolutions in Writing~~

~~A resolution in writing signed by all holders of Ordinary Shares of the Company then entitled to attend and vote at General Meetings or to which all such holders of Ordinary Shares have given their written consent (by letter, facsimile, telegram, telex, electronic mail or otherwise), or their oral consent by telephone (provided that a written summary thereof has been approved and signed by the Chairman of the Board of Directors of the Company) shall be deemed to have been unanimously adopted by a General Meeting duly convened and held.~~

29.	Power to Adjourn

The chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy or by a written ballot or electronic vote and voting on the question of adjournment (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

30.	Voting Power

Subject to the provisions of Article 18 and Article 31(a) and subject to applicable law, and subject to any provision hereof conferring special rights as to voting, or restricting the right to vote, every holder of Ordinary Shares shall have one vote for each share registered in his name in the Register of Shareholders upon any voting on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

31.	Voting Rights

(a)          No holder of Ordinary Shares shall be entitled to participate and vote in any General Meeting (or to be counted as part of the quorum thereat): (i) unless the holder of Ordinary Shares proves its ownership of shares to the Company, as required under applicable law, and; (ii) unless all calls and other sums payable by such holders of Ordinary Shares~~him~~ in respect of its~~his~~ shares in the Company have been paid, except if the allotment conditions of the shares provide otherwise, and/or (ii) in respect of any Contravening Holdings.

(b)          A company or other entity which is not an individual being a holder of Ordinary Shares of the Company may be represented by an authorized individual at any meeting of the Company.  Such authorized individual shall be entitled to exercise on behalf of such holder all the power, which the latter could have exercised if it were an individual shareholder.  Upon the request of the chairman of the meeting, written evidence of such authorization (in form acceptable to the chairman) shall be delivered to him. The chairman of the meeting, in his sole discretion, shall be entitled to accept or reject a purported representative.

(c)          Any holder of Ordinary Shares entitled to vote at the General Meeting may vote thereat either personally or by proxy (who need not be a shareholder of the Company), or, if the shareholder is a company or other corporate body, by a representative authorized pursuant to Article 31(b) or by a written ballot or in respect of Unregistered Shareholder by electronic voting.

(d)          If two or more Persons are registered in the Register of Shareholders as joint holders of any Ordinary Share, the vote of the senior who tenders a vote, in person or by proxy or by a written ballot, shall be accepted to the exclusion of the vote(s) of the other joint holder(s); and for this purpose seniority shall be determined by the order in which the names stand in the Register of Shareholders, all subject to applicable law.

~~(e)          The Board of Directors may determine, in its discretion, the matters, if any, that may be voted upon by written ballot delivered to the Company (without attendance in person or by proxy), as shall be permitted, at a General Meeting, in addition to the matters listed in Section 87(a) of the Companies Law. If the Company disseminates a form of written ballot in connection with a General Meeting, then a vote by a properly completed and delivered written ballot shall be considered a vote at such General Meeting.~~

(e~~f~~)          Subject to the provisions of applicable law, the Secretary of the Company may, in his discretion, disqualify proxies, proxy cards, written ballots or any other similar instruments, and notify the shareholder who submitted such proxy, proxy card, written ballot, authorization or similar instrument, in the following cases:

(i)          If the Secretary reasonably suspects that they are forged;

(ii)         If the Secretary reasonably suspects that they are falsified, or given with respect to shares for which one or more proxies or written ballots have been given and not withdrawn; or

(iii)        If there is no indication on such proxy, proxy card, written ballot or similar instrument as to whether or not the holding in the Company or the vote of such shareholder requires the approval of the Minister of Communications pursuant to the provisions of the Cellular License or the Other Licenses.

 (f~~g~~)          Notwithstanding the foregoing, for as long as DIC is a shareholder of the Company, DIC shall hold whatever voting power that is attached to any and all Ordinary Shares held by the Original Minority Shareholders for any purpose whatsoever. Accordingly, DIC shall be entitled to vote all such shares at all General Meetings and the Original Minority Shareholders shall not be entitled to receive notice with respect to such meetings and/or attend and/or vote at the same. An Original Minority Shareholder that claims or asserts any rights contrary to Article 31(g) shall be deemed to have offered all its shares to DIC at such shares’ Book Value in accordance with Article 17 hereof.

For the purpose of this Article 31(g), “Book Value” shall mean such amount as shall be determined by the independent auditors of the Company as being equal to all assets of the Company less all liabilities and reserves divided by the number of shares of the Company then outstanding, which determination shall be binding and conclusive and be made in accordance with Israeli generally accepted accounting practice, including however but not limited to the following provisions: (a) the computation of the book value shall be made on the basis of the audited balance sheet of the Company as at the close of the fiscal year of the Company immediately preceding the date of the transfer or other transaction in question contemplated hereunder; (b) no allowance of any kind shall be made for goodwill or any similar intangible asset of the Company; (c) all accounts payable shall be taken at their value as reflected in the said audited balance sheet, less discounts deductible therefrom, and all accounts receivable shall be taken at their value as reflected in the said audited balance sheet, less discount and a reasonable reserve for bad debts; (d) all machinery fixtures and equipment are to be computed at the depreciated value appearing on the books of the Company; (e) inventory of merchandise and supplies shall be computed at cost or market value, whichever is lower; and (f) all accrued and unpaid taxes, of every kind, shall be deducted as liabilities.

Notwithstanding the foregoing, any Ordinary Shares acquired by an Original Minority Shareholder after the Company’s initial public offering of its Ordinary Shares shall not be subject to this Article 31(g) (other than Ordinary Shares initially held by an Original Minority Shareholder and subsequently transferred to a third party subject to the restrictions and limitations set forth in Articles 17(a) through 17(j) above).

PROXIES

32.	Instrument of Appointment

(a)          The instrument appointing a proxy shall be substantially in the form provided below or any other usual or customary form that includes the paragraph below regarding the shares represented by such proxy not being Contravening Holdings or such other form as may be approved by the Board of Directors from time to time.  It shall be duly signed by the appointer or his duly authorized attorney or, if such appointer is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s).

“I, the undersigned, _________________________________, being a
(name of shareholder )

shareholder of Cellcom Israel Ltd. hereby appoints
________________________ of _____________________________
(name of proxy)	(address of proxy)

as my proxy to attend and vote on my behalf at [any General Meeting of the Company] [the General Meeting of the Company to be held on the _____ day of _______ , 2____ ] and at any adjournment thereof.

Neither the holding nor the voting of the shares to which this proxy relates requires the approval of the Minister of Communications pursuant to Company’s telecommunication licenses and are not considered “Contravening Holdings”, as this term is defined in the Company’s Articles of Association.

Signed this ______ day of ___________, 2___ .

__________________.”
(signature of shareholder)

(b)          The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall be delivered to the Company (at its registered office, or at its principal place of business or at the offices of its registrar and/or transfer agent or at such place as the Board of Directors may specify) not less than seventy-two (72) hours before the time fixed for the meeting at which the Person named in the instrument proposes to vote, unless otherwise determined by the chairman of the meeting.

(c)          The rights of a shareholder who is legally incapacitated to attend and/or vote at a General Meeting may be exercised by his guardian.

33.	Effect of Death of Appointer or Revocation of Appointment

A vote cast pursuant to an instrument appointing a proxy shall be valid notwithstanding the previous death of the appointing shareholder (or of his attorney-in-fact, if any, who signed such instrument) or the revocation of the appointment, provided that no written notice of such death or revocation shall have been received by the Company or by the chairman of the meeting before such vote is cast and provided, further, that the appointing shareholder, if present in person at said meeting, may revoke the authority granted by the execution of a proxy by filing with the Company a duly executed instrument appointing another proxy, on or prior to the deadline for the delivery of proxies, or by voting in person at the General Meeting.

BOARD OF DIRECTORS

34.	Powers of Board of Directors

(a)          In General

The oversight of the management of the business of the Company shall be vested in the Board of Directors, which may exercise all such powers and do all such acts and things as the Company is authorized to exercise and do, and are not hereby or by law required to be exercised or done by the Company in a General Meeting.  The authority conferred on the Board of Directors by this Article 34 shall be subject to the provisions of the Companies Law, of these Articles and any resolution consistent with these Articles adopted from time to time by a General Meeting, provided, however, that no such resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such resolution had not been adopted.

(b)          Borrowing Power

The Board of Directors may from time to time, in its discretion, cause the Company to borrow any sum or sums of money for the purposes of the Company, and also may cause the Company to secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions in all respects as it deems fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the property of the Company, both present and future, including its uncalled or called but unpaid share capital for the time being.

(c)          Reserves

The Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, and the Company may invest any sum so set aside in any manner and from time to time deal with and vary such investments, and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or redesignate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time deem fit.

(d)          Protective Measures

The Board of Directors may, at any time in its sole discretion, subject to applicable law, adopt protective measures to prevent or delay a coercive takeover of the Company, including without limitation, the adoption of a “Shareholder Rights Plan.”

35.	Exercise of Powers of Directors

(a)          A meeting of the Board of Directors at which a quorum is present (in person, by means of a conference call or any other device allowing each director participating in such meeting to hear all the other directors participating in such meeting) shall be competent to exercise all the authorities, powers and discretions vested in or exercisable by the Board of Directors.

(b)          Each Director shall have one vote when voting on the Board of Directors subject to article 47(c) below. A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present, entitled to vote thereon (as conclusively determined by the Secretary, and in the absence of such determination, by the chairman of the meeting) and voting thereon.

(c)          A resolution may be adopted by the Board of Directors without convening a meeting if all Directors then in office and lawfully entitled to vote thereon (as conclusively determined by the Secretary, and in the absence of such determination, by the Chairman of the Board of Directors), have given their written consent (in any manner whatsoever) not to convene a meeting. Such resolution shall be adopted if approved by a majority of the Directors lawfully entitled to vote thereon (as determined as aforesaid). The Chairman of the Board of Directors shall sign the instrument evidencing any resolutions so adopted, including the decision to adopt said resolutions without a meeting.

36.	Delegation of Powers

(a)          The Board of Directors may, subject to the provisions of the Companies Law and these Articles, delegate any of its powers to committees, each consisting of two or more Persons (all of whose members must be Directors), and it may from time to time revoke such delegation or alter the composition of any such committee.  Any Committee so formed (in these Articles referred to as a “Committee of the Board of Directors”), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors.  The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by the Companies Law or any regulations adopted by the Board of Directors under this Article. Notwithstanding the foregoing, the chairman of a Committee of the Board of Directors shall not have a casting vote. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.

(b)          Without derogating from the provisions of Article 49, the Board of Directors may, subject to the provisions of the Companies Law, from time to time appoint a Secretary to the Company, as well as any executive officers of the Company, and may terminate the service of any such Person, and also may cause the Company to engage employees, agents and independent contractors and to terminate the service of any such Person, all as the Board of Directors may deem fit.  The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the compensation terms of all such Persons, and may require security in such cases and in such amounts as it deems fit.

37.	Number of Directors

~~(a)~~          The Board of Directors shall include at least five (5) Directors, of which at least two (2) External Directors.

~~(b)          The Board of Directors shall include independent Directors as required to comply with the applicable requirements of any law and the regulations of any stock exchange on which the securities of the Company are listed. The requirements of the Companies Law applicable to an External Director shall prevail over the provisions of these Articles to the extent that these Articles are inconsistent with the Companies Law, and shall apply to the extent that these Articles are silent.~~

38.	Election and Removal of Directors

(a)          For so long as and to the extent required under the Cellular License or any of the Other Licenses, at least 10% of the Directors shall be Israeli Directors and shall be appointed and removed only by the Founding Shareholders who are Israeli Shareholders by means of delivering a written notice from such Israeli Shareholders to the Company advising it of such appointment or removal, as applicable, provided, however, that: (i) in the event that the Board of Directors includes fourteen (14) Directors or less, such Israeli Shareholders shall be entitled to appoint one (1) Israeli Director, and (ii) in the event that the Board of Directors includes between fifteen (15) and twenty-four (24) Directors, such Israeli Shareholders shall be entitled to appoint two (2) Israeli Directors. In the event that there is only one Founding Shareholder who is also an Israeli Shareholder, the written notices regarding the appointment or removal of the Israeli Directors shall be delivered by such shareholder, and in the event that there are two or more Founding Shareholders who are also Israeli Shareholders, the written notices regarding the appointment or removal of the Israeli Directors shall be delivered jointly by the holder or holders of the majority of the Ordinary Shares held by Founding Shareholders who are also Israeli Shareholders. The provisions of the other subsections of Article 38 (other than Article 38(e), to the extent that an Israeli Director was appointed for a specific term) shall not apply to any Israeli Director who may be appointed to and removed from office in accordance with this Article 38(a).

(b)          The Directors shall be elected at each Annual General Meeting and shall serve in office until the close of the next Annual General Meeting, unless their office becomes vacant earlier in accordance with the provisions of these Articles. Each Director shall be elected by a Shareholders Resolution at the Annual General Meeting; provided, however, that External Directors shall be elected in accordance with the Companies Law. The elected Directors shall commence their terms from the close of the Annual General Meeting at which they are elected, unless a later date is stated in the resolution with respect to their appointment.

(c)          Notwithstanding the other provisions of these Articles, one or more Directors may be appointed by the Board of Directors or elected by a Shareholders Resolution at an Extraordinary General Meeting. Any Director appointed or elected in such manner (excluding an External Director) shall serve in office until the election of Directors at the next Annual General Meeting, unless his office becomes vacant earlier in accordance with the provisions of these Articles.

(d)          An elected External Director shall commence his term from the date of, and shall serve for the period stated in, the resolution of the General Meeting at which he was elected, unless his office becomes vacant earlier in accordance with the provisions of the Companies Law.

(e)          A Director may serve for multiple terms, provided, however, that the terms of an External Director shall be limited in accordance with applicable law.

(f)          The General Meeting shall be entitled to remove any Director(s) from office by a Shareholder Resolution, all subject to applicable law. The Board of Directors shall be entitled to remove from office any Director(s) appointed by the Board of Directors.

39.	Qualification of Directors

No Person shall be disqualified to serve as a Director by reason of his not holding shares in the Company.

40.	Continuing Directors in the Event of Vacancies

In the event of one or more vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, provided, however, that if they number less than the minimum number set forth in Article 37(a) hereof, they may only act in an emergency (as determined in their absolute discretion), and may appoint Directors and/or call a General Meeting of the Company for any purpose.

41.	Vacation of Office

(a)          The office of a Director shall be vacated, ipso facto, upon his death, or if he be found mentally incapacitated, or, upon the conviction of a crime enumerated in the Companies Law.

(b)          The office of a Director shall be vacated by his written resignation.  Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

(c)          The office of a Director shall be vacated upon his removal from office pursuant to Article 38(a) or Article 38(f) hereof, as applicable.

42.	Remuneration of Directors

No Director shall be paid any remuneration by the Company for his services as Director except as may be approved pursuant to the provisions of the Companies Law.  Except as otherwise provided by applicable law, reimbursement of expenses incurred by a Director in carrying out his duties as such shall be made pursuant to the policy in this respect as determined by the Board of Directors and in effect from time to time.

43.	Conflict of Interests

(a)          Subject to the provisions of the Companies Law, the Company may enter into any contract or otherwise transact any business with any Director in which contract or business such Director has a personal interest, directly or indirectly; and may enter into any contract of otherwise transact any business with any third party in which contract or business a Director has a personal interest, directly or indirectly.

(b)           A transaction as set forth in Section 270(1) of the Companies Law, provided that such transaction is not an Extraordinary Transaction (as such term is defined in the Companies Law), may be approved by:

(i) the Company’s Audit Committee – without any monetary limit, or

(ii) the Company's Board of Directors – without any monetary limit, or

(iii) the Company's authorized signatories approving such transaction on behalf of the Company, in accordance with the Company’s signatory rights, (provided that no such approval may be given by any signatory who has or is deemed to have a personal interest in the transaction) – without any monetary limit as to transactions related to the provision of ~~communications~~ services and related equipment by the Company in the ordinary course of business, and with a limit of up to an annual amount of NIS 250,000 per transaction as to other transactions.

44.	Alternate Directors

(a)          Subject to the provisions of the Companies Law, A Director may, by written notice to the Company, appoint an individual as an alternate for himself (“Alternate Director”), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason whatsoever. ~~The appointment of an Alternate Director by any Director other than the Chairman of the Board of Directors shall be subject to the consent of the Chairman of the Board of Directors, and the appointment of an Alternate Director by the Chairman of the Board of Directors shall be valid unless objected to by the majority of the other Directors.~~ Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for an indefinite period, but will expire upon the expiration of the appointing Director’s term, and shall be for all purposes.

(b)          Any notice given to the Company pursuant to Article 44(a) shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

(c)          An Alternate Director shall have all the rights and obligations of the Director who appointed him, provided, however, that he may not in turn appoint an alternate for himself, and provided further that an Alternate Director shall have no standing at any meeting of the Board of Directors or any committee thereof while the Director who appointed him is present at such meeting.

(d)          An Alternate Director shall alone be responsible for his own acts and defaults, and he shall not be deemed the agent of the Director who appointed him.

(e)          The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 41, and such office shall ipso facto be vacated if the Director who appointed such Alternate Director ceases to be a Director.

(f)          Notwithstanding Article 44(a), (i) no Person shall be appointed as the Alternate Director for more than one Director and (ii) except as otherwise specifically permitted by the  Companies Law, (A) no External Director may appoint an Alternate Director and (B) no Director may serve as an Alternate Director.

PROCEEDINGS OF THE BOARD OF DIRECTORS

45.	Meetings

(a)          The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Board of Directors deems fit, provided, however, that the Board of Directors must meet at least once every three (3) months. Notice of the meetings of the Board of Directors shall be sent to each Director at the last address that the Director provided to the Company, or via telephone, facsimile or e-mail message.

(b)          Any two Directors may, at any time, and the Secretary, upon the request of such Directors, shall, convene a meeting of the Board of Directors, but not less than four (4) days written notice shall be given of any meeting so convened, provided that the Chairman of the Board of Directors may convene a meeting of the Board of Directors upon not less than twenty-four (24) hours written notice, and further provided, that the Board of Directors may convene a meeting without such prior notice with the consent of all of the Directors who are lawfully entitled to participate in and vote at such meeting  (as conclusively determined by the Secretary, and in the absence of such determination, by the Chairman of the Board of Directors).  In urgent situations, a meeting of the Board of Directors can be convened without any prior notice with the consent of a majority of the Directors, including a majority of those who are lawfully entitled to participate in and vote at such meeting (as conclusively determined by the Secretary, and in the absence of such determination, by the Chairman of the Board of Directors). The notice of a meeting of the Board of Directors shall describe the agenda for such meeting in reasonable detail.

46.	Quorum

Unless otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence of a majority of the Directors then in office who are lawfully entitled to participate in the meeting (as conclusively determined by the Secretary, and in the absence of such determination, by the Chairman of the Board of Directors).

47.	Chairman of the Board of Directors

(a)         The Board of Directors may from time to time elect one of its members to be the Chairman of the Board of Directors, remove such Chairman from office and appoint another in his place, provided, however, that for as long as (i) the members of ~~IDB~~ DIC ~~Group~~, collectively, are the largest shareholders of the Company and (ii) they hold collectively at least 35% of the voting power in the Company, then the Chairman shall be designated by DIC by means of a written notice delivered to the Company by DIC.

(b)         The Chairman, if any, of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairman, or if at any meeting he is not present within fifteen (15) minutes after the time fixed for the meeting, or is unwilling to act as Chairman or has notified the Company that he will not attend such meeting, the Directors present shall choose one of their number to be the chairman of such meeting.

(c)          The Chairman of the Board of Directors ~~designated by DIC pursuant to Article 47(a) above~~ shall have a casting vote at the meetings of the Board of Directors in the event of a tied vote.

48.	Validity of Acts Despite Defects

Subject to the provisions of the Companies Law, all acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any Person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the process or in the appointment of the participants in such meetings or any of them or any Person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

GENERAL MANAGER

49.	General Manager

The Board of Directors may from time to time appoint one or more Persons, whether or not Directors, as general managers (the “General Manager(s)”) of the Company and may confer upon such Person(s), and from time to time modify or revoke, such title(s) (including Managing Director, President, Chief Executive Officer, Director General or any similar or dissimilar title) and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe.  Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board of Directors may from time to time (subject to the provisions of the Companies Law and of any contract between any such Person and the Company) fix his or their compensation terms, remove or dismiss him or them from office, or assume his or their authorities with respect to a specific matter or period of time.

MINUTES

50.	Minutes

(a)          Minutes of each General Meeting and of each meeting of the Board of Directors and any Committees thereof shall be recorded and duly entered in books provided for that purpose.  Such minutes shall, in all events, set forth the names of the persons present at the meeting and all resolutions adopted thereat.

(b)          Any minutes as aforesaid, if purporting to be signed by the chairman of the meeting shall constitute prima facie evidence of the matters recorded therein.

DIVIDENDS

51.	Declaration and Payment of Dividends

(a)          Subject to the Companies Law, the Board of Directors may from time to time declare, and cause the Company to pay, such dividend as may appear to the Board of Directors to be appropriate.  Subject to the Companies Law, the Board of Directors shall determine the time for payment of such dividends, and the record date for determining the shareholders entitled thereto.

(b)          The Company’s obligation to pay dividends or any other amount in respect of shares, may be set-off by the Company against any indebtedness, however arising, liquidated or non-liquidated, of the Person entitled to receive the dividend. The provisions contained in this Article shall not prejudice any other right or remedy vested with the Company pursuant to these Articles or otherwise.

52.	Amount Payable by Way of Dividends

Subject to the rights of the holders of shares with special rights as to dividends, any dividend paid by the Company shall be allocated among the shareholders entitled thereto in proportion to their respective holdings of the shares in respect of which such dividend is being paid.

53.	Interest

No dividend shall carry interest as against the Company.

54.	Form of Dividend

Upon the declaration of the Board of Directors, a dividend may be paid, wholly or partly, by the distribution of cash or specific assets of the Company or by distribution of securities of the Company or of any other companies, or in any one or more of such ways.

55.	Retention of Dividends

The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any Person is, under Articles 20 or 21, entitled to become a shareholder, or which any Person is, under said Articles, entitled to transfer, until such Person shall become a shareholder in respect of such share or shall transfer the same.

56.	Unclaimed Dividends

All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by and for the benefit of the Company until claimed.  The payment by the Company of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof, and any dividend unclaimed after a period of seven (7) years from the date of declaration of such dividend, and any such other moneys unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the Company, provided, however, that the Board of Directors may, at its discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a Person who would have been entitled thereto had the same not reverted to the Company.

57.	Mechanics of Payment

The Board of Directors may determine, from time to time, the payment methods of the dividends and provisions, procedures and arrangements in respect of them, both regarding the Registered Shareholders and regarding the shareholders who are Unregistered Shareholders. Without derogating from the generality of the aforesaid, the Board of Directors may determine as follows:

(a)          Subject to the provisions in sub-article (b) hereinafter, dividends or money that shall be distributed to the Registered Shareholders shall be paid to the Registered Shareholder by sending a check by mail to his address, as it is registered in the Register of Shareholders in respect to the share (or, if two or more Persons are registered in the Register of Shareholders as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to any one of such Persons or to his bank account). The sending of a check, as aforesaid, shall be done at the risk of the Registered Shareholder; without derogating from the aforesaid, the Board of Directors may determine that a dividend amount that is less than a certain amount that shall be determined by the Board of Directors, shall not be sent by a check, as aforesaid, and the provisions of sub-article (b) shall apply to it as follows.

(b)          The Board of Directors may determine that the payment of dividends or monies that shall be distributed to the Registered Shareholders shall be made at the Registered Office or at any other place that shall be determined by the Board of Directors.

Dividend or other distributions which shall be made to the Unregistered Shareholder shall be transferred to the said shareholders by a Nominee Company or in any other way that shall be determined by the Board of Directors or shall be required in accordance to any Laws or listing standards applicable to the Company.

~~Any dividend or other moneys payable in cash in respect of a share may be paid by check sent through the post to, or left at, the registered address of the Person entitled thereto or by transfer to a bank account specified by such Person (or, if two or more Persons are registered in the Register of Shareholders as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to any one of such Persons or to his bank account) לציין חשוב נראה, or to such Person and at such address as the Person entitled thereto may by writing direct, in each such case subject to applicable law. Every such check shall be made payable to the order of the Person to whom it is sent, or to such other Person as the Person entitled thereto as aforesaid may direct, and payment of the check by the banker upon whom it is drawn shall be a good discharge to the Company. Every such check shall be sent at the risk of the Person entitled to the money represented thereby.~~

FINANCIAL STATEMENTS

58.	Financial Statements

The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Companies Law and of any other applicable law.  Such books of account shall be kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors.  No shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by a Shareholders Resolution.  The Company shall not be required to send copies of its financial statements to the shareholders.

AUDITORS

59.	Outside Auditor

The outside auditor of the Company shall be recommended by the Audit Committee and elected by Shareholder Resolution at each Annual General Meeting and shall serve until the next Annual General Meeting or its earlier removal or replacement by Shareholder Resolution. The Board of Directors shall have the authority to fix, in its discretion, the remuneration of the auditor for audit and any other services, or to delegate such authority to the Audit Committee, provided that the Board of Directors reports such remuneration to the Annual General Meeting.

60.	Internal Auditor

The internal auditor of the Company shall be subject to the administrative supervision of the General Manager and shall present all its proposed work plans to the ~~Board of Directors~~Audit Committee, which shall have the authority to approve them subject to any modifications in its discretion.

EXCULPATION, INSURANCE AND INDEMNITY

61.	Exculpation, Indemnity and Insurance

(a)          For purposes of this Article 61, the term "Office Holder" shall mean every Director and every officer of the Company defined as "Nosei Misra" in the Companies Law.

(b)          Subject to the provisions of the Companies Law, the Company may exculpate an Office Holder in advance from all or some of the Office Holder’s responsibility for liability resulting from the Office Holder’s breach of the Office Holder’s duty of care to the Company.

(c)          Subject to the provisions of the Companies Law, the Company may indemnify an Office Holder in respect of an obligation or expense specified below imposed on or incurred by the Office Holder in respect of an act performed in his capacity as an Office Holder, and in his capacity as an office holder of any other company in which he serves in such capacity at the request of the Company as follows:

(i)           a financial obligation imposed on him in favor of another Person by a court judgment, including a compromise judgment or an arbitrator's award approved by court;

(ii)          reasonable litigation expenses, including attorney’s fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding was concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; or in connection with an administrative enforcement proceeding or a financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968, as amended (the "Securities Law"), and expenses that the Office Holder incurred in connection with an Administrative Proceeding ~~under Chapters H'3, H'4 or I'1 of the Securities Law~~, including reasonable legal expenses, which term includes attorney fees; and

(iii)        reasonable litigation expenses, including attorneys' fees, expended by an Office Holder or charged to the Office Holder by a court, in a proceeding instituted against the Office Holder by the Company or on its behalf or by another Person, or in a criminal charge from which the Office Holder was acquitted, or in a criminal proceeding in which the Office Holder was convicted of an offense that does not require proof of criminal intent.

For purpose of Article 61(c)(ii) above: The "conclusion of proceedings without the filing of an indictment"; a "financial liability in lieu of criminal proceedings" – as such terms are defined in the Companies Law.

The Company may undertake to indemnify an Office Holder as aforesaid, (aa) prospectively, provided, in respect of Article 61(c)(i) that the undertaking is limited to events which, in the opinion of the Board of Directors, are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (bb) retroactively.

(d)          Subject to the provisions of the Companies Law, the Company may enter into a contract for the insurance of all or a portion of the liability of any Office Holder imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, in respect of each of the following:

(i)           a breach of his duty of care to the Company or to another Person;

(ii)          a breach of his duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company;

(iii)          a financial obligation imposed on him in favor of another Person; or

(iv)
reasonable litigation expenses, including attorney fees, incurred by the Office Holder as a result of an administrative enforcement proceeding instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law and expenses that the Office Holder incurred in connection with an Administrative Proceeding ~~under Chapters H'3, H'4 or I'1 of the Securities Law~~, including reasonable legal expenses, which term includes attorney fees.

~~(iv)~~(v)	any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an Office Holder in the Company.

(e)          The provisions of this Article 61 are not intended, and shall not be construed, to restrict the Company in any manner in respect of the procurement of insurance and/or payment of indemnification (i) in connection with any Person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law.

Any amendment to the Companies Law, the Securities Law or any other applicable law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to this Article 61 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by the Companies Law, the Securities Law or such other applicable law.

NOTICES

62.	Notices

(a)          Any written notice or other document may be served by the Company upon any shareholder either personally, or by facsimile transmission, or by sending it by prepaid mail (airmail or overnight air courier, if being sent from any country to a destination outside such country) or electronic mail addressed to such shareholder at his address as set forth in the Register of Shareholders or such other address as he may have designated in writing for the receipt of notices and other documents.  Any written notice or other document may be served by any shareholder upon the Company by tendering the same in person to the Secretary or the General Manager of the Company at the principal office of the Company, or by facsimile transmission, or by sending it by prepaid registered mail (airmail or overnight air courier if being sent from any country outside Israel) to the Company at its registered office.  Any such notice or other document shall be deemed to have been served (i) in the case of mailing, three (3) days after it has been posted, or when actually received by the addressee if sooner than three (3) days, after it has been posted; (ii) in the case of overnight air courier, on the second business day following the day sent; (iii) in the case of personal delivery, on the date such notice was actually tendered in person to such shareholder (or to the Secretary or the General Manager); (iv) in the case of facsimile transmission, on the date on which the sender receives automatic electronic confirmation that such notice was successfully transmitted; or (v) in the case of electronic mail, on the date on which the sender receives telephonic or written confirmation that such notice was received.   If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article 62(a).

(b)          All notices to be given to the shareholders shall, with respect to any share to which Persons are jointly entitled, be given to whichever of such Persons is named first in the Register of Shareholders, and any notice so given shall be sufficient notice to the holders of such share.

(c)          Any shareholder whose address is not specified in the Register of Shareholders, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(d)        Notwithstanding anything to the contrary herein, notice by the Company of a General Meeting which is published in two (2) daily newspapers in the State of Israel or on the Company's website, ~~if at all,~~ shall be deemed to have been duly given on the date of such publication to any shareholder of the Company, and no other notice shall be personally delivered to the shareholders~~whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located in the State of Israel~~.

(e)         Notwithstanding anything to the contrary herein, notice by the Company of a General Meeting or any other matter which is published in one (1) daily newspaper in the United States or via one international wire service or by filing or submission of a report with the SEC EDGAR system shall be deemed to have been duly given on the date of such publication to any shareholder whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located outside the State of Israel.

~~(f)          The date of publication of a notice of a General Meeting as set forth in Article 62(d) or Article 62(e), as applicable, and the date of the meeting shall be counted as part of the days comprising any notice period with respect to such General Meeting~~

(g)          Without derogating from Article 31(g), all notices sent by the Company to an Original Minority Shareholder, if sent, shall also be sent by the Company to DIC.

RIGHTS OF SIGNATURE

63.	Rights of Signature

The Board of Directors shall be entitled to authorize any Person or Persons (who need not be officers or Directors) to act and sign on behalf of the Company, and the acts and signature of such Person(s) on behalf of the Company with the Company’s stamp or printed name shall bind the Company insofar as such Person(s) acted and signed within the scope of his or their authority.

WINDING UP

64.	Winding Up

(a)          A Shareholders Resolution approved by 75% of the voting shares represented at such meeting in person or by proxy is required to approve the voluntary winding up of the Company.

(b)          If the Company be wound up, liquidated or dissolved, then, subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company legally available for distribution among the shareholders, after payment of all debts and other liabilities of the Company, shall be distributed to the shareholders in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made, provided, however, that if a class of shares has no nominal value, then the assets of the Company legally available for distribution among the holders of such class shall be distributed to them in proportion of their respective holdings of the shares in respect of which such distribution is made.

Schedule "B"

Cellcom Israel Ltd.

Compensation Policy

Preamble

The Company’s compensation policy is designed to align executive officer compensation with the Company’s performance and to reflect best practices in executive officer compensation. The Company has created a pay-for-performance policy that is designed to align executive officer and shareholder interests by reinforcing the long-term growth, value creation and sustainability of the Company. The structure is designed to encourage a high degree of execution and rewards individuals for the achievement of objectives that ultimately create shareholder value. The structure is further designed to prevent executive officers from taking unnecessary risks in order to enlarge their compensation. The objective of the compensation policy is to attract, motivate and retain a talented management team that will continue providing unique solutions in a highly competitive and rapidly changing marketplace and deliver long-term value for all shareholders.

The Company's executive officer compensation policy refers to three main elements of compensation that include base salary, cash bonus compensation and equity-based compensation. The compensation package for each of our executive officers will include these three components.

The Compensation Committee and Board of Directors approve, periodically review and oversee the application of the Company's executive officer compensation programs.

Our Board of Directors monitors our executive officers' compensation structure annually in order to ensure that target total compensation for our executive officers is appropriate, considering our peer companies, overall company performance, individual executive officer's scope and size of responsibilities and performance during the previous year.

The compensation policy does not grant any rights to the Company’s directors and executive officers, and the adoption of the compensation policy does not grant any of the Company’s Directors and executive officers a right to receive any elements of compensation set forth in the compensation policy. The elements of compensation to which a director or executive officer will be entitled, will be exclusively those that are determined specifically in relation to him or her in accordance with the requirements of the Companies Law, 1999, and the regulations promulgated thereunder (hereinafter together, The "Companies Law").

Executive Officer Pay for Performance

The Company’s compensation philosophy is to encourage our executive officers to make sound decisions and drive long-term value creation for our shareholders. For our executive officers, we believe that in order to increase shareholder value, our compensation structure must:

•	Have a substantial portion of pay “at risk” (i.e., pay that is not guaranteed); and

•	Link “at risk” pay to performance objectives that are directly aligned to the Company’s short and long-term performance objectives as well as strategic initiatives.

Effectively aligning the objectives of executive officer compensation with the interests of shareholders requires adopting compensation programs that motivate leadership to drive company performance to achieve sustainable top performance. To that end, our Board of Directors, at the recommendation of our Compensation committee, will establish cash and equity-based compensation plans with targets focused on rewarding individuals for strong company performance. In addition, because we believe that individuals should be rewarded based on the results of their contributions, we also consider individual performance in awarding incentive compensation.

Compensation Philosophy and Strategy

Our Board, at the recommendation of our Compensation Committee, has defined the following key objectives of our compensation programs for executive officers:

•	Drive the Company’s overall business strategy and results as they relate to long-term value creation;

•	Pay for performance by linking total compensation to defined performance objectives, both at the Company level and for each executive officer individually;

•
Attract and retain key executive officers by providing competitive total compensation opportunities, considering the Company's size, nature of operations and marketplace, while avoiding unnecessary risk taking by executive officers; and

•	Align executive officer and investor interests by focusing executive officer behavior on driving long-term value creation.

Compensation Risk Assessment

In designing our compensation policy, we reviewed our compensation policies and practices in order to determine whether they create risks that are likely to have a material adverse effect on the Company. We concluded that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on the Company. Among the elements evaluated were the following:

•
The multiple elements of our compensation packages for executive officers, including base salary, annual cash incentive and equity-based compensation program which vest over a number of years and provide a balance of short-term and long-term compensations with fixed and variable components that promote the long-term sustainability of our business;

•	Equity-based compensation for our executive officers aligns the interests of the executive officers with those of our shareholders;
•	Independent oversight by the Compensation Committee;
•	Inclusion of claw-back provisions in the event of a material restatement of our financial statements for our financial performance based compensations;

•	Effective management processes for developing strategic and annual work plans, and strong internal controls over financial reporting;

•
The structure of our Annual Cash Bonus (as defined hereinafter) and equity-based compensation, which is based on a number of different performance measures to avoid employees placing undue emphasis on any particular performance measure at the expense of other aspects of the business; and

•	The cap on our executive officers' Annual Cash Bonus and equity-based compensation, commensurable to objectives which do not motivate increased risk taking.

Compensation Principles

Peer Group Analysis. We use benchmarking as one of the tools for setting and reviewing our compensation system. To attract and retain our key executive officers, our goal is to provide compensation opportunities at competitive market terms. The Company’s peer group is made up of a minimum of 10 companies, including telecommunications companies and companies operating in other markets whose turnover are similar to the Company's, as recommended by the Company's independent compensation consultant. When using the benchmarking, our intent is to create a compensation structure that generally targets the median of our selected peer companies, but also allows total compensation to exceed the median when warranted due to company performance and/or individual experience, responsibilities and exceptional performance.

 Additional Considerations. When deciding on or periodically reviewing each executive officer's total compensation, our Compensation Committee and Board of Directors consider the following: (1) each executive officer's individual attributes, including his/her education, skills, expertise, professional experience and achievements, the executive's role, his/her areas of responsibility and previous compensation arrangements (when applicable); (2) the ratio between our executive officers total target compensation and the total compensation of the rest of the company's employees and the Subcontractors' Employees engaged by the Company (as such term is defined under the Companies Law), and specifically the ratio to the average total compensation and the median total compensation of such employees, and the influence of those gaps on the working relations in the Company, taking into consideration the Company's size, nature of operations, employees composition, marketplace and comparative data. Our Compensation Committee and Board of Directors considered these ratios in the Company and determined that they do not adversely influence the working relations in the Company.

Caps and limitations. Our compensation policy sets the target total compensation comprising of the base salary, a 100% performance score for the Annual Cash Bonus award and maximum equity-based compensation for our executive officers, as well as a cap for the Special Cash Bonus, as detailed hereunder. Our Compensation Committee and Board decide on each executive officer's total actual compensation which is limited by the target compensation, based on performance metrics as detailed hereunder. Our Board will not reduce the compensation package approved or any of its components, and will not place additional limitations, not detailed in this compensation policy, other than in unusual circumstances according to our Compensation Committee's and Board of Directors' discretion.

Compensation Recovery ("Claw back"). If our financial statements are materially restated within 4 years from publication thereof (other than restatement required due to changes in financial reporting standards), then the executive officers will repay prior payouts, in an amount of the excess over what the executive officer would have received according to the restated financial statements.

Change in Compensation at CEO Discretion. A change in the compensation package of an executive officer who reports to the CEO, which results in an increase of such executive officer's total compensation package by no more than 2.5%, may be approved solely by the CEO, provided all elements of compensation of such executive officer will continue to meet the requirements of the compensation policy.

Overview of Executive officer Compensation –the Elements of Pay

Elements of Executive officer Compensation. In line with the philosophy described above, the following elements compose the compensation of our executive officers:

•	Base salary;
•	An Annual Cash Bonus award and possible Special Cash Bonuses;
•	Equity-based compensation awards; and
•	Termination arrangements.

Compensation Mix. Base salary, Annual Cash Bonus and equity-based compensation awards make up the main elements of our executive officers’ total compensation package. The Company strives to ensure that a substantial portion of each executive officer’s total compensation is comprised of “at-risk” pay, with the targeted weight of each element out of the total compensation package of an executive officer being as follows:

•	base salary – 30%-50% for our CEO and 40%-60% for other executive officers;
•	Annual Cash Bonus - 25%-45% for our CEO and 20%-40% for other executive officers; and
•	equity-based compensation* - 15%-45% for our CEO and 10%-40% for other executive officers.

*calculated per year, based on fair value at date of grant, with the value of the options amortized as compensation over the vesting period.

The ranges stated above represent the targeted compensation mix desired by the Company; however, the actual ratio between fixed and variable elements may vary based on performance.  For example, in a year with no or limited Annual Cash Bonus, the percentage of base salary out of total compensation may be higher than stated above. The ranges above do not consider any Special Cash Bonus that our Compensation Committee and Board of Directors (and shareholders – in relation to our CEO) may decide to grant to an executive officer, as detailed under Special Cash Bonus below.

Our cash bonus and equity-based compensation awards are considered “at-risk” pay because they are not guaranteed and the recipients of the Annual Cash Bonus awards must achieve specific performance objectives at corporate and individual levels to receive any payment.

Total compensation cap. The Company's CEO's total annual compensation shall not exceed NIS 6 million, out of which the fixed element shall not exceed NIS 3 million. Each of the Company's other executive officers' total annual compensation shall not exceed NIS 3.6 million, out of which the fixed element shall not exceed NIS 1.8 million.*

* The value of equity-based awards refers to their value at the date of grant (in accordance with acceptable accounting principles) per each vesting annum (calculated on a linear basis).

Base Salary. The base salary varies between executive officers, and is individually determined according to past performance, educational background, prior business experience, qualifications, role and the business responsibilities of the executive officer. Since a competitive base salary is essential to our ability to attract and retain highly skilled professionals, we will seek to establish a base salary that is competitive with the base salaries paid to executive officers of a peer group of companies.

Accordingly, base salary shall generally target the 25%-75% percentiles of each executive officer's peer group salary, taking into consideration the aforementioned individual characteristics, as shall be reflected in a peer group analysis conducted by an independent consultant and reviewed by our Compensation Committee and Board of Directors, when such salary is set and/or updated.

The base salary may be linked to the Israeli Consumer Price Index, or CPI.

Benefits and Perquisites. The following benefits and perquisites may be granted to the executive officers in order, among other things, to comply with legal requirements:

•	Vacation of up to 30 days per annum;
•	Sick days of up to 30 days per annum;
•	Convalescence pay equivalent to up to 10 days per annum;
•	Monthly remuneration for an education fund, as allowed by applicable law;
•	Contribution on behalf of the executive officer to a manager's insurance policy or a pension fund, as allowed by applicable law; and
•	Contribution on behalf of the executive officer towards work disability insurance, as allowed by applicable law.

We may offer additional benefits and perquisites to the executive officers, which will be comparable to customary market practices, such as: company cellular phone and the costs of the use thereof; company car benefits; gifts for holidays and personal occasions (such as nuptials or birth of a child or grandchild), or for special projects; medical insurance, annual medical examination, professional associations membership fees etc., including tax gross-ups; provided however, that such additional benefits and perquisites shall be determined in accordance with our policies and procedures and with reference to the practice in peer group companies. The value of such additional benefits shall not exceed 30% of the executive officer's base salary.

Annual Cash Bonus. The Compensation Committee sets the annual cash bonus performance objectives and target annual bonus for each executive officer, at the start of each year, which are then reviewed and approved by the Board ("Annual Cash Bonus").  For our CEO, these objectives are based on the Company's annual work plan and objectives. For our other executive officers, these objectives are based on the Company’s annual work plan and objectives at the corporate level and key strategic objectives each executive officer is expected to achieve during that year at the individual level, based on each executive officer's position and scope of responsibilities.

The Annual Cash Bonus payout is determined based on actual performance of the Company and the executive officer in question (after elimination of material one time and reevaluation influences), in each of the performance objectives set for each executive officer, measured on a performance matrix. The results for each group of objectives (as detailed hereunder) are then combined into one performance score, based on the weight each performance objective was given.

•
Corporate performance objectives may include adjusted EBITDA,* net income, free cash flow* and other Company performance objectives which the Company decides to focus on in a specific year. Our CEO's corporate performance objectives were determined by our shareholders general meeting to be the Company's adjusted EBITDA target for the relevant year.*~~*~~ Corporate performance objectives weigh between 30% to 50% of the overall performance score of each executive officer and 80% for our CEO. In extreme cases, such as major changes in our market leading to annual work plan or budget adjustments, our Compensation Committee and Board of Directors may update the objectives to match such changes, during the first half of the relevant year.

•
Quantitative individual performance objectives may include the budget for the unit relevant to the executive officer, revenues from sales by the unit, recruiting subscribers by the unit and quality of network. These objectives weigh between 30% and 50% of the overall performance score of each executive officer.

•
Qualitative individual performance objectives may include corporate governance, risk management, leadership, response to major business changes, executing special projects, as per the CEO's evaluation of each executive officer and as per the evaluation of the CEO by the Compensation Committee and the Board of Directors. This component will weigh up to 20% of the overall performance score of each executive officer (including the CEO).

*Adjusted EBITDA and Free Cash Flow are non-IFRS measures. For a definition of adjusted EBITDA, see section 4 of the Report of the Board of Directors on the state of the Compny's Business for the year ended December 31, 2020. ~~footnote (5) under "Item 5. Operating and financial review and prospects – Results of operations – Comparison of 2017, 2018 and 2019". For a definition of Free Cash Flow see under "Item 5. Operating and financial review and prospects – A. Operating results – Overview – General".~~

Any payout of Annual Cash Bonuses for any year will be subject to an additional minimum requirement of achieving an annual adjusted EBITDA of not less than 75% of the Company's adjusted EBITDA for the previous year. Such minimum requirement~~s~~ is~~are~~ in no way indicative of the Company's expectations or estimations for any fiscal year, and is~~are~~ provided in order to assure shareholders that no Annual Cash Bonuses will be paid to office holders according to the Compensation Policy in years when the Company’s performance has deteriorated materially compared to the prior year.

Our Compensation policy sets a minimal threshold score of 75% of the combined target performance and a target Annual Cash Bonus of 10 monthly salaries for our CEO and 5-7 monthly salaries for our other executive officers ("Target Bonus") for the target performance objectives, in line with each executive officer's capability to influence the Company's results of operations. Performance below the minimum threshold results in no payout. Performance score under the combined performance target and above the threshold results in a linear reduction in which a 5% reduction of the combined performance score represents a reduction of 10% of the Target Bonus (i.e. down to 50% of the Target Bonus for a performance score of 75% of the combined performance target). Performance score above the combined target performance rewards the executive officer with a linear addition to the Target Bonus in which a 5% addition of the combined performance score represents an addition of 10% to the Target Bonus and up to a maximum of 150% of the Target Bonus.

Following is a graphic representation of the Annual Cash Bonus our executive officers may be entitled to:

Notwithstanding the aforesaid, for our executive officers, except the CEO, the Compensation Committee and the Board of Directors will have full discretion to determine the final Annual Cash Bonus payout based, among other things, on the Annual Cash Bonus performance score and/or additional considerations relevant to the performance and objectives of the Company and the relevant executive officer, including qualitative criteria.

Subject to the conditions and limitations set above, an executive officer who ceases to perform his/her role as an executive officer but has provided services to the company for at least 6 months of the relevant year, will be entitled to receive an Annual Cash Bonus for that year, relative to the period in which he/she performed their duties during the relevant year. An executive officer who provides services to the Company for less than 6 months during the relevant year of cessation, will not be entitled to an Annual Cash Bonus for that year. An executive officer who joins the Company during the relevant year, will be entitled to a portion of the Annual Cash Bonus, relative to the period in which he/she performed their duties during the relevant year and provided such period is at least 6 month long.

The aggregate maximum payout of all of the executive officers' Annual Cash Bonuses per annum shall not exceed 2% of the adjusted EBITDA for that calendar year (after elimination of material one time and reevaluation influences). In case of a positive adjusted EBITDA but negative net profit in a particular year, the Compensation Committee and the Board of Directors of the Company shall examine the circumstances leading to a negative net profit and shall consider reducing or cancelling the Annual Cash Bonus for that year.

Special Cash Bonus. The Company may grant, subject to approvals required by law, a special bonus to one or more executive officers that have shown a special contribution, considerable efforts or special achievements, in relation to a unique or extraordinary business activity or other special circumstances, in advancement of the Company's goals (the "Special Cash Bonus"). The Special Cash Bonus is a separate bonus from the Annual Cash Bonus mentioned above. The Special Cash Bonus will be determined by quantitative and/or qualitative parameters, and while considering the personal contribution of the executive officer.  The maximum payout for the Special Cash Bonus during the term of the Compensation Policy with respect to any executive officer will be the greater of: (a) 9 base salaries for our CEO and 7 base salaries for our other executive officers, or (b) 150% of the Target Bonus minus any Annual Cash Bonus payout for the relevant year. Any Special Cash Bonus with respect to the CEO will require approval by our shareholders' meeting in addition to the Compensation Committee and board of directors' approval. The aggregate maximum payout cap for Annual Cash Bonuses of all of the executive officers, as described in the previous section of this policy, shall apply also to the aggregate payout of the Special Cash Bonus of all of the executive officers, so that the aforesaid cap shall apply to the aggregate payout of all cash bonuses under this policy.

Equity-based compensation Plan. Under the Company's 2015 Share Incentive Plan or under any equity-based compensation plan adopted by the Company in the future, the Compensation Committee and Board may resolve to grant, from time to time, options or restricted share units ("RSUs"), or other instruments of equity-based compensation, to our executive officers.

The decision on equity-based compensation grant shall take into consideration each executive officer's position, scope of responsibilities, as well as its past performance and contribution to the Company.

In order to align executive officer and investor interests for creation of long term value, equity-based awards will include the following terms:

•
Awards will vest linearly over a minimum period of three years beginning on the first anniversary of the grant date. The terms of such equity-based awards may include provision for acceleration of vesting in certain events, such as in the event of a merger, a consolidation, a sale of all or substantially all of our consolidated assets, change of controlling shareholder, or the sale or other disposition of all or substantially all of our outstanding shares. The maximum period for exercising Options is within 6 (six) years from vesting.

•
The exercise price of equity-based awards will be set so as to induce an incentive for long term value creation, but in any case, not lower than the higher of 5% above the average market price of the Company's share during the 30 day period preceding the date of grant, and the market price of the Company's share at the end of the trading day preceding the date of grant, and will be subject to customary adjustments including for dividend distributions.

•
The value of equity-based awards at the date of grant (in accordance with acceptable accounting principles) per each vesting annum (calculated on a linear basis), in addition to the Target Bonus (whether or not actually paid), will not exceed 70% of our CEO's and 60% of our other executive officers' total cost of employment in that calendar year. We believe a grant date cap is more appropriate than an exercise date cap as it better aligns long term value creation objectives.

•
The annual exercise of shares reserved for issuance upon the exercise of options of all the Company's executive officers will not dilute the Company's shareholders by more than 2% (in regards to option plans which contain a 'net exercise mechanism') of the Company's outstanding share capital for the year in which such options may be exercised. In addition, our board of directors committed to DIC that the Company will not issue options or shares pursuant to executive officers or employees' compensation, which may lead to a dilution of the Company's shareholders by more than 0.5% of the Company's outstanding share capital for the year in which such options may be exercised.

•	the grant of restricted share units to the Company's executive officers shall be conditioned by the Company setting performance objectives for such grant.

Termination and Retirement. Our executive officers may be entitled to up to a 3 months advance notice period upon termination of their employment with the Company if worked in the Company for up to 3 years, or up to 6 month advance notice period if worked in the Company for over three years and will be required to provide the Company with the same notice when they initiate retirement from their position. The executive officer is obligated to work during such period and Company may decide, at its sole discretion, to waive actual work during that period, in whole or in part. Under special circumstances, the Company may, as approved by our Compensation Committee and Board of directors, grant an executive officer who worked in the Company for a minimum of two years and was not terminated for cause, a termination bonus equal to up to 3 monthly salaries of the executive officer, including benefits or an adjustment period of up to 3 month during which the executive officer will be entitled to continue to enjoy all compensation and benefits. In case the executive officer worked in the Company for a minimum period of five years, such termination bonus or adjustment period, may be up to 6 monthly salaries or 6 months, respectively. In deciding on the grant of a termination bonus or the like, our Compensation Committee and Board of Directors shall take into consideration the executive officer's term of employment, his/her compensation during his/her employment with the Company, the Company's performance during that period, the contribution of the executive officer to achieving the Company's objectives and increasing its profits and the circumstances of termination.

The Company may approve, upon termination of an executive officer’s employment, amendment of the terms in connection with the executive officer’s equity-based compensation grants, such as extending the period for exercise of equity-based compensation upon termination, for longer periods than as set forth in the applicable plan, enabling acceleration of vesting of unvested equity-based compensation, while considering the same considerations stated above for a termination bonus.

The Company will not pay its executive officers any non-competition fees for post termination periods, although executive officers may be bound by post termination non-competition obligations.

Compensation for our directors

All directors (other than Executive Directors, as defined hereinafter), including external directors, independent directors, directors who are affiliated with our controlling shareholder or nominated or appointed by our controlling shareholders ("Controlling Shareholder Directors") and other directors, will be entitled to a directors fees in accordance with the amounts of statutory compensation to an external director ~~of a dual-listed company~~ allowed by the Companies~~applicable Israeli~~ Llaw and regulations (as shall be updated from time to time and up to the maximum amounts allowed) and will not receive cash bonuses or equity-based compensation*. Such directors' fees in relation to Controlling Shareholder Directors may be paid either directly to the director or to the controlling shareholder through a management agreement (if such agreement is in effect).

Our Controlling Shareholder Directors who hold an active role in the Company ("Executive Directors"), which may include the chairman of the Board of Directors, may be entitled to compensation from the Company (instead of the above directors fees) which may include an annual fixed payment and equity-based compensation. The provisions regarding our CEO's base salary and equity–based compensation detailed above in this policy, shall apply mutatis mutandis to the annual fixed payment and equity-based compensation such Executive Directors shall receive for their services, assuming a full time position as our Executive Directors. A part-time position may entitle our Executive Directors to a corresponding portion of annual fixed payment and equity-based compensation. Our Executive Directors are not entitled to receive a cash bonus.

* Notwithstanding the aforesaid, the Company shall continue to pay its external directors  a director fee in accordance with the amounts of statutory compensation to an external director of a dual listed company, until the end of their current term as directors (March 2022).

Indemnification

Exemption from liability and liability insurance policy. Our articles of association allow us to exempt in advance a director and executive officer, or office holders, from liability to the company, in whole or in part, for a breach of his or her duty of care (except in connection with distributions) and we may enter into a contract for insurance against liability of any of our office holders with respect to certain breaches of his/her duties and certain financial liabilities and litigation expenses. As of August 12, 2020, such exemption from liability may not be granted in relation to a decision or a transaction in which a the controlling shareholder or any office holder of the company has a personal interest, as such terms are defined in the Companies Law.

We maintain a liability insurance policy for the benefit of our office holders. Our directors and executive officers' coverage will not exceed US$100 million per claim and in the aggregate, and additional reasonable expenses in connection with defending lawsuits~~, and the premium will not exceed US$ 2 million per annum in any renewal or extension or substitution of the policy and the deductible will not exceed US$ 5 million per claim~~ , provided that the premium and the deductible will be in accordance with market conditions at the time of the renewal or extension or substitution of the policy and their cost is not material to the Company. Any such renewal or extension or substitution of the liability insurance policy for the benefit of our office holders (including those who are or are related to controlling shareholders or in respect of whom our controlling shareholders have a personal interest, who shall be insured under identical terms) does not require a separate approval of the Company's shareholders, in addition to the approval of this compensation policy (which in itself requires approval once every three years) if our compensation committee resolves that such renewal or extension or substitution upholds the limitations set above.

Indemnification. Our articles of association provide that we may indemnify our office holders against certain financial liability and litigation expenses. We have undertaken to indemnify our office holders for certain events listed in the indemnification letters given to them. Excluding reasonable litigation expenses, as noted above, the aggregate amount payable to all directors and officers and other employees who may have been or will be given such indemnification letters as of August 12, 2020, will not exceed an amount equal to 25% of the shareholders' equity of the Company as per its most recent consolidated financial statements prior to the date of the indemnification payment.

The above exemption, indemnification and insurance coverage, are subject to the limitations set in the Companies Law.

The changes entered to the compensation policy as of August 12, 2020, shall not derogate from earlier letters of exemption and indemnification between the company and the office holders.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	November 26, 2021	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary